121


03050126

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hongkong Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 24 2003
THOMSON FINANCIAL

FILE NO. 82- 4086 FISCAL YEAR 12-31-02

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 4/21/03

82-4080
AR/S
12-31-02 03 APR 21 AM 7:21

Hong Kong. Always On.





Hongkong Electric Holdings Limited
香港電燈集團有限公司
Annual Report 2002

Hongkong Electric Holdings Limited (HEH) was established in 1976 to serve as the holding company of The Hongkong Electric Company, Limited (HEC), the main operating company of the HEH Group. HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEC's power station on Lamma Island has a total installed capacity of 3,420 MW. Its current transmission and distribution network comprises over 5,085 kilometres of power lines and 3,487 distribution substations. The company history dates back to 1890.

HEH is listed on The Stock Exchange of Hong Kong. It is one of the 33 constituent shares of the Hang Seng Index in Hong Kong.

CONTENTS



Lamma Power Station at night showing important environmental protection facilities: ash silos (foreground) and boilers fitted with low NOx burners (background).


ON

FINANCIAL HIGHLIGHTS

HK$ million	**2002**	2001	2000	1999	1998
Turnover	**11,605**	10,867	10,643	9,690	9,759
Profit attributable to shareholders	**6,827**	6,507	5,535	5,286	4,967
Dividends	**3,650**	3,479	3,233	3,088	2,899
Fixed assets	**45,202**	43,955	41,592	39,661	37,645
Shareholders' funds	**37,151**	33,758	30,525	26,967	23,091

HK$					
Earnings per share	**3.20**	3.05	2.62	2.58	2.46
Dividends per share	**1.71**	1.63	1.515	1.4875	1.435

Profit Attributable To Shareholders
HK$ million


7,000
6,500
6,000
5,500
5,000
4,500
4,000
4,967
5,286
5,535
6,507
6,827
98
99
00
01
02

Dividends Per Share
HK$


1.75
1.65
1.55
1.45
1.35
1.25
1.15
1.05
0.95
0.85
0.75
1.435
1.4875
1.515
1.63
1.71
98
99
00
01
02

Turnover
HK$ million


12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
9,759
9,690
10,643
10,867
11,605
98
99
00
01
02

Fixed Assets
HK$ million


50,000
45,000
40,000
35,000
30,000
25,000
20,000
37,645
39,661
41,592
43,955
45,202
98
99
00
01
02

ENERGISING Hong Kong for a brighter future

MAINTAINING reliable power night and day

AIMING for even higher service standards

ENCOURAGING our talented people to excel

FULFILLING our responsibilities to the community

BROADENING our view of the world


UNIT 1
GENERATOR


ON

Hongkong Electric performed steadily in 2002 despite challenging economic conditions both locally and overseas. Earnings from the core business in Hong Kong continued to show steady growth, reflecting rigid cost controls, improvements in productivity, and a disciplined approach to capital investment. The Company maintained the exceptionally high 99.999% level of reliability around the clock for a seventh consecutive year as we continued to develop our power generation and distribution network to meet the standards expected of a world-class city. Our growing Australian operations, recently expanded with the acquisition of a 50% interest in CitiPower, overcame unusually mild temperatures to post earnings above expectations.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2002 was HK$6,827 million (2001:HK$6,507 million), including profits from the Group's overseas activities of HK$354 million (2001:HK$618 million, which included the exceptional one-off gain of HK$344 million arising from the sale of the retail division of Powercor Australia Limited), and realised and unrealised gains on other listed investments of HK$229 million.



Final Dividend

The Directors will recommend a final dividend of HK$1.13 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.71 per share for the year (2001: HK$1.63).

Hong Kong Operations

We continue our commitment to provide a cost-efficient electricity supply that is among the most reliable in the world.

During the year, the transmission and distribution network was enhanced through the completion of infrastructure projects and maintenance work. The first 22 kV zone substation was commissioned at Tamar, which will set the trend for even greater distribution efficiency. In all, 67 new distribution substations were added, bringing the total number in service to 3,487.

The conversion of two existing gas turbines into a combined cycle unit was completed on 1st June, generating an additional 115 MW of power with the same fuel input by recovering waste heat energy, resulting in benefits to customers and the environment.

In line with Hongkong Electric's prudent development policy, the Company has taken the initiative to defer the commissioning of the first 300 MW generating unit of the Lamma Power Station Extension by one year, from 2004 to 2005, because of lower than expected maximum demand growth in 2002 caused in part by the delay in completion of several major property developments. The warmer than normal weather experienced in the first half of 2002 was not sustained in the second half of the year, and overall unit sales for 2002 increased by 0.6% on a comparable basis.

The deferment of capital expenditure for the Lamma 300 MW generating unit and operational and productivity improvements, highlighted by a 4.8% reduction in headcount despite increasing unit sales, have been instrumental in allowing us to freeze tariff for 2003 – the third time in five years. At the same time, management remains firmly committed to their objective of achieving the return to shareholders that is stipulated in the Scheme of Control.

The Turbine Hall of Lamma Power Station, where clean and reliable energy is generated.




ON

The turmoil that has been evident in many energy markets over the past few years is a stark reminder of the prime importance of reliable and adequate power for maintaining and improving living standards, and stimulating investor confidence and business growth. In addition to surpassing our pledged standard for supply reliability by achieving 99.999% for the seventh consecutive year, we also further demonstrated our dedication to service by achieving or surpassing each of our demanding service pledges, earning a record number of unsolicited commendations from customers. Our employees deserve great credit for this accomplishment, and it reflects the Company's commitment to provide better training and career development to encourage our talented people to continuously improve performance.

Fulfilling our responsibilities to our community starts with providing reliable power, but we also recognise the importance of being involved in the daily lives of the people we serve and being sensitive to their needs in a difficult economic environment. To this end, we have now added unemployed residents to the elderly, disabled and single-parent families who can qualify for concessionary tariffs. Hongkong Electric continued to fund and participate in many community activities and charities, supporting the volunteer work of our employees.

Overseas Business

We continue to expand our business overseas to provide a more stable earnings platform and balance business risks, while steadily enhancing value for our shareholders.

The most recent addition to our overseas investment portfolio is CitiPower, a strong performing Australian power distribution company serving over 265,000 customers in the Melbourne area. Together with Powercor and ETSA Utilities, the total investment in Australia, made in equal partnership with Cheung Kong Infrastructure Holdings Limited (CKI), is close to A$7 billion, making us one of the country's leading international investors. The Group and CKI are the largest distributor of electricity in Australia in terms of customers, which currently number over 1.6 million.

Negotiations continue on the detailed planning for the 1,400 MW generation project developed by Union Power Development Company, in which the Group has a 26% interest, and the Thai Government has approved in principle a change from coal-firing to gas burning.

Outlook

While Hong Kong still faces many economic challenges in the short term, we are confident of its longer term prospects as its service and financial sectors benefit from an increasing number of business opportunities arising from the mainland's strong economic growth. We are also optimistic about the growth prospects of our business in Australia and will continue to explore promising energy-related investment opportunities around the world which offer attractive returns at acceptable levels of risk.

As we look forward, the Company is fully prepared to be a key participant in the process to establish the basis for the sensible long term planning of our industry in Hong Kong. As a low cost producer of extremely reliable electricity and with a state-of-the-art transmission and distribution system, the Company is well positioned to prosper in future. It is worth highlighting the proven suitability of the Scheme of Control style of regulation to the particular needs of Hong Kong for the way it continues to deliver reliable, environmentally friendly electricity at a reasonable price, sensibly balancing the interests of consumers and shareholders over the long term.

During 2002 Hongkong Electric has again demonstrated an ability to seize new investment opportunities and to achieve new levels of excellence in its traditional business. I wish to thank our Directors and employees for their support and commitment, our customers for their loyalty, and our investors for their confidence.

George C. Magnus
Chairman

Hong Kong, 6th March 2003

A rigorous, planned maintenance schedule ensures high-level performance.

Safeguarding a transparent system to govern corporate affairs

Sound corporate governance practices are crucial to the smooth, effective and transparent operation of a company and its ability to attract investment and provide shareholder value. Hongkong Electric is committed to high standards of corporate governance in its day-to-day operations.

In 2002, the Company continued to comply with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") issued by The Stock Exchange of Hong Kong Limited.

The Board, which meets formally at least four times a year, is made up of 14 individuals who have distinguished themselves in their field of expertise, and have exhibited high standards of personal and professional ethics and integrity.

The Executive Committee of the Board, comprising the Chairman, Deputy Chairman, Group Managing Director and the Executive Directors, meets formally at least monthly to review and discuss management reports on the performance of the company, current plans and long term opportunities, and any other issues of immediate concern.

The Executive Directors are responsible for the day-to-day management of the Company's operations. These Directors conduct regular meetings with the senior management of the Company and its subsidiary and associated companies, at which operational issues and financial performance are evaluated.

The Group views well developed reporting systems and internal controls as essential and the Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the quality, timeliness, relevance and reliability of internal and external reporting.
- Ensuring processes are in place to maintain the overall integrity of the company, including the financial statements, relationships with suppliers, customers and other stakeholders, and compliance with all laws and ethics.

To enable the Company's Directors to meet their obligations, an appropriate organizational structure is in place with clearly defined responsibilities and limits of authority.

The Company's Audit Committee is composed of three independent Non-executive Directors and written terms of reference which describes the authority and duties of the Audit Committee are regularly reviewed and updated by the Board. The Audit Committee reports directly to the Board of Directors and reviews matters within the scope of audit, such as financial statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and review the effectiveness of internal controls and risk evaluation.


ON

THE BOARD OF DIRECTORS

George C. Magnus
Chairman

Aged 67. Appointed to the Board in 1985. He is the Deputy Chairman of Cheung Kong (Holdings) Limited ("Cheung Kong"), Executive Director of Hutchison Whampoa Limited ("Hutchison") and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"). He holds a Master's degree in Economics.

Canning Fok Kin-ning
Deputy Chairman

Aged 51. Appointed to the Board in 1985. He is the Group Managing Director of Hutchison, the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. and the Co-Chairman of Husky Energy Inc.. He is also the Deputy Chairman of CKI and a Director of Cheung Kong. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum
Group Managing Director

Aged 71. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI. He has extensive experience in property development and business in power generation. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Andrew J. Hunter
Group Finance Director

Aged 44. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland.

Kam Hing-lam

Aged 56. Appointed to the Board in 1993. He is an Executive Director of Hutchison, the Deputy Managing Director of Cheung Kong, Group Managing Director of CKI, and President and CEO of CK Life Sciences Int'l., (Holdings) Inc.. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

Francis Lee Lan-yee
Director & General Manager (Engineering)

Aged 62. Appointed to the Board in 1997. He has served the Group for more than 30 years in various capacities and his present major responsibilities are in power generation including the construction and operation of power station, transmission and distribution of energy, system planning and development. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi

Aged 38. Appointed to the Board in 1994. He is Managing Director and Deputy Chairman of Cheung Kong and Chairman of CKI and CK Life Sciences Int'l., (Holdings) Inc.. He is also the Deputy Chairman of Hutchison, Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li is a member of the 9th Chinese People's Political Consultative Conference ("CPPCC") and has been elected a member of the Standing Committee of the 10th CPPCC on 13th March 2003. He is also a member of the Commission on Strategic Development and the Business Advisory Group for the Hong Kong Special Administrative Region. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

Frank John Sixt

Aged 51. Appointed to the Board in 1998. He is the Chairman of TOM.COM LIMITED, Group Finance Director of Hutchison and an Executive Director of CKI. He is also a Director of Cheung Kong, Partner Communications Company Ltd., Hutchison Telecommunications (Australia) Limited and Husky Energy Inc.. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Ronald Joseph Arculli*

Aged 64. Appointed to the Board in 1997. He is a practising solicitor. Mr. Arculli has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. He holds a number of directorships in listed companies in Hong Kong.

Susan M.F. Chow

Aged 49. Appointed to the Board in 1996. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI and Hutchison Harbour Ring Limited. She is also a Director of TOM.COM LIMITED and Partner Communications Company Ltd.. She is a solicitor of the Supreme Court of England and Wales and also of Hong Kong. She holds a Bachelor's degree in Business Administration.

Holger Kluge*

Aged 61. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is also a Director of Assante Corporation, Husky Energy Inc., Hutchison Telecommunications (Australia) Limited, Fincentric Inc. and TOM.COM LIMITED. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*

Aged 69. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*

Aged 69. Appointed to the Board in 1985. He is a Director of Hutchison and The Bank of East Asia, Limited.

Ewan Yee Lup-yuen

Aged 64. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institute of Electrical Engineers in Hong Kong and the United Kingdom and a Chartered Engineer.

* *Independent Non-executive Director*

EXECUTIVE DIRECTORS



George C. Magnus
Chairman



Canning Fok Kin-ning
Deputy Chairman



Tso Kai-sum
Group Managing Director



Andrew J. Hunter
Group Finance Director



Kam Hing-lam
Executive Director



Francis Lee Lan-yee
Director & General Manager (Engineering)



Victor Li Tzar-kuoi
Executive Director



Frank John Sixt
Executive Director




ON



Keeping Hong Kong lively

In the city that never sleeps we help keep life on the go, 24 hours a day – everyday.






ON

Energising

a city and its people by anticipating their growing demand for electricity

Generation

Hongkong Electric adopts a prudent development policy with regard to adding additional gererating capacity. As maximum demand growth in 2002 was lower than expected, we took the initiative to defer the commissioning of the first 300 MW generating unit of the Lamma Power Station Extension by one year from 2004 to 2005. Site formation, piling and civil works have been rescheduled to meet this new programme.

We are now able to generate an additional 115 MW of power with the same fuel input by recovering waste heat energy as a result of the conversion in 2002 of two existing gas turbines into a combined cycle unit. This improvement in fuel efficiency will benefit our customers and the environment.

Reliability during the peak load season was almost 100% due to the introduction of a Reliability Assurance Scheme by the Operations Department. To further improve the reliability of our equipment and to reduce operational and maintenance costs, we extended the concept of "plant ownership" to nine plant areas. Staff are designated "owners" of specific plant and are directly responsible for plant performance. Due to the very encouraging results, we intend to expand this scheme further in 2003.


Units Sold
1993-2002 (millions of kWh)
Commercial
Domestic
Industrial
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
93
94
95
96
97
98
99
00
01
02

Coal continued to be our primary fuel, with 4.1 million metric tonnes consumed in 2002. We purchased the coal from diverse sources in China, Indonesia and Australia, looking for a combination of reliable supply and attractive prices. During the year, our coal-fired units remained highly efficient. A life assessment study on our high merit machines to identify potential defects showed that the machines will maintain high reliability in the years to come.

Additional savings were made when we successfully carried out seawater cleaning of a number of Flue Gas Desulphurization absorbers. This innovative procedure was developed in-house.


Productivity
1993-2002
Units sold per employee (millions of kWh)
Number of employees (thousand)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
93
94
95
96
97
98
99
00
01
02

Hong Kong's position as a world-class city depends on reliable energy from Hongkong Electric.

03:00 04:00 05:00 06:00 07:00 08:00 09:00 10:00 11:00 12:00 13:00 14:00



Maintaining

99.999% supply reliability around the clock is essential for Hong Kong's prosperity

Transmission and Distribution

During 2002, Hongkong Electric sold a total of 10,375 million kWh of electricity to our customers. Of this, commercial sales represented 72.8%, domestic sales represented 22.6% and industrial sales represented 4.6%. Despite cooler weather from August to December, we recorded a 1.3% increase in sales for the commercial sector for the year. However, this was offset by a small decline of 0.6% in sales to the residential sector, which is very sensitive to weather. Also the number of industrial customers continues to shrink and sales to the industrial sector declined 4.3%, giving an overall increase in total sales for the year of 0.6%.

The Transmission and Distribution Division (T&D) maintained its record of impressive supply reliability in 2002, achieving 99.999% for the seventh consecutive year. The high reliability was due to our continuous enhancement programmes aimed at upgrading the equipment and network of our transmission and distribution systems.

Major projects that enhanced our reliability

T&D continued to review and improve the transmission and distribution system in 2002. Major transmission projects included the commissioning of the Cyberport 275 kV Switching Station, Tamar 275 kV Switching Station, Tamar 132 kV Switching Station and Tamar 275/22/11 kV Zone Substation. The 22 kV Zone Substation at Tamar was the first of its kind in Hong Kong. The 22 kV distribution is the most effective means of expanding our electricity distribution network to meet increased demand.

T&D completed many projects relating to the distribution system. We commissioned 67 new 11 kV distribution substations, bringing the total number of distribution substations to 3,487. During the year, we laid 68 km of 22 kV cable, 142 km of 11 kV cable and 73.6 km of LV cable for new supply and system reinforcement.


ON

Encouraging the Effective Use of Electricity

Hongkong Electric encourages the effective use of electricity to conserve resources. We initiate programmes to educate the public that, when used wisely, electricity has many advantages over other sources of energy, such as high energy efficiency, low noise, low flue gas and greater cost efficiency. Accordingly, we have been promoting electrical appliances to the community. In 2002, we carried out promotions to households, property developers, hotels and hospitals. Many large Chinese restaurants are adopting electric equipment in their kitchens.

Maintaining Quality and Performance

T&D always strives to maintain high quality and effective performance, as evidenced by its awards of ISO 9001/9002 certification from the Hong Kong Quality Assurance Agency. In 2002, ISO 9001 certifications for trench work and safety management were successfully converted to the latest 2000 version. Additional ISO certificates will be upgraded in 2003.


Written Commendation Statistics 1993-2002
Written commendations received
900
800
700
600
500
400
300
200
100
0
93
94
95
96
97
98
99
00
01
02



Aiming for ever higher service standards to help maximise convenience and quality of life

Customer Service

Hongkong Electric has always been at the forefront of customer service. In 1992, we took the initiative to set up a Customer Liaison Group (CLG) to provide an effective communication channel with our customers that would help us improve the quality of our services. The CLG celebrated its tenth anniversary last year as we continued to hold regular meetings and provide a sounding board for our customers.

We continued to pioneer the use of the latest communications and Internet technology. In 2002, our Computer Telephony Integration System in our call centre was further enhanced to provide more personalised telephone enquiry services. We made a series of enhancements to the Account-On-Line service, which offers our customers round-the-clock interactive access to their electricity account. We further enriched the Internet homepage for customer services with more intuitive and interactive programmes.

The Company received the Web Care Award from the Internet Professionals Association (iProA) for the text-based homepage we specially developed for the visually impaired. This innovation follows an earlier one when we began creating brochures and bills in Braille in 1994. We were the first company in Hong Kong to introduce such a service.

Pledging Our Best

Hongkong Electric continues to innovate and improve. We achieved or surpassed all of our 18 pledged service standards. In particular, we significantly lowered the "Average Arrival Time to Scene in Urban Areas in Response to Emergency Calls" from the pledged 28 minutes to 21 minutes and reduced the "Average Time for Supply Restoration After Interruption of Supply" from the pledged 2 hours to 1 hour 29 minutes.

We added a new service pledge: "Processing of concessionary tariff application within two working days upon confirmation from the assessment centre."

Due to these efforts, the Company received a record number of 890 unsolicited commendations from customers last year.



18 pledged service standards: every one achieved, many surpassed.

Encouraging
our talented people to continually improve performance





Our People

The backbone of the Hongkong Electric Group is our dedicated staff who work tirelessly striving for excellence. We support them by providing the right tools, regular training and a safe working environment.

Training and career development

Hongkong Electric continued to place heavy emphasis on training and career development. The Generation Division spent over 69,000 man-hours on training and career development, while T&D invested more than 14,000 man-hours. In the process of improving the competencies of our staff, we identified high-calibre people who will be our next generation of senior managers.

Staff activities

Hongkong Electric continued to organise various social, recreational and community activities for our staff. We organised a variety of inter-company and inter-departmental sports competitions and enjoyed good results. The Company also encouraged staff to participate in various fund-raising activities for charity organisations and green groups such as The Community Chest, the Association of Round Tables in Hong Kong, Worldwide Fund for Nature Hong Kong, The Conservancy Association, Green Power, and Friends of the Earth.

With the Company's support, a volunteer team has been formed which gives our employees the opportunity to participate in meaningful projects that help the less fortunate in society, improve education or protect the environment.



The Company encourages and supports staff activities that benefit both the environment and the community.

Making health and safety a priority

Hongkong Electric believes in "safety first". Not only do we give high priority to the health and safety of all our people, but we also exercise a keen duty of care to the contractors who work with us and to the general public while performing our various business activities.

The Company regularly monitors and reviews health and safety plans and performance targets for continual improvement to achieve the ultimate goal of accident-free operations.

T&D has implemented a safety management system (SMS) in accordance with the requirements of the ISO 9001 international quality management system standard and the Occupational Health & Safety Assessment Series (OHSAS) 18001 safety management system standard. The objective is to establish a well structured management and quality system for implementing our safety policy and to map out, if necessary, improvement plans for enhancing the safety and quality of our T&D activities.

The system was successfully certified to ISO 9001:2000 in June 2002. In November it successfully passed an independent audit in line with newly introduced regulations.

Hongkong Electric out-performed 102 other teams from 52 local companies to win the Championship for the sixth consecutive year of the 2002 Occupational Safety & Health Quiz jointly organised by the Occupational Safety and Health Council and the Labour Department. We won the Inter-company Safety Quiz 2002 for the sixth time in the nine-year history of the quiz.

The Company also won the Silver Award for Safety Technological Achievement in the 2002 Occupational Safety & Health Award Competition.


Fulfilling


ON

our responsibilities to the people of Hong Kong and inspiring the next generation



Corporate Citizenship

Hong Kong Electric abides by its responsibility to contribute to the community and protect the environment.

Putting the Environment First

Over the past 10 years, Hongkong Electric has invested over HK$5 billion on environmental protection measures. We use clean technologies to reduce emissions and minimise the impact on the environment. We also continuously monitor and control noise and water impact levels.

The Lamma Environmental Management System (LEMS), established in 2001 to focus on environmental protection and to maximise the reuse of waste materials, is working well. As part of our effort to reduce wastewater discharge, a closed circuit submerged scraper conveyor was retrofitted to all older units to handle bottom ash from the boiler furnace. This will not only reduce discharge into the sea, but will also facilitate industrial utilisation of the bottom ash.

Demand Side Management (DSM)

Demand Side Management (DSM) is the implementation of measures to influence the level and timing of demand for electricity by consumers. When successfully promoted, it can lead to a cleaner, healthier environment and savings in power consumption. Last year the Company began the second half of a 3-year DSM initiative with the Government. Through mass multimedia, we continued our efforts to provide our customers with information on energy efficiency and conservation. We also initiated an energy efficiency education programme for primary school students so they can be introduced to the concepts of conservation at an early age.

Green Projects

Hongkong Electric has sponsored and participated in many environmental projects over the years. In 2002, we were a title sponsor of "Clean Up the World in Hong Kong".

The Company supported research on renewable energy in Hong Kong and has funded several pilot projects and feasibility studies on sustainable development.

Reaching Out to the Community

Hongkong Electric continued to participate in many community events. In recognition of our charitable support, the Company received The Community Chest's Award of Distinction for our participation in such activities as "Corporate and Employee Contribution Programme", "Walks for Millions" and "Dress Casual Day". We also received a Caring Company Award from The Hong Kong Council of Social Service.

Hongkong Electric has always been responsive to the needs of its less well-off customers. In 1994, we were the first public utility to introduce a concessionary tariff scheme for the underprivileged by offering tariff discounts to the elderly on public assistance. The scheme was later extended to the disabled and single parent families, and in January 2002 we added the unemployed to the scheme. The scheme offers a 50% discount for the first 200 units of electricity consumed in a month, and an exemption from paying a deposit and minimum charge.

The Company established The Hongkong Electric Centenary Trust in 1990 to provide financial assistance to high school students and support services for the elderly. Each year, the Trust awards scholarships. So far, $3.74 million has been dispersed, benefiting 1,870 students. In addition, the Trust has donated $3.86 million to benefit the elderly.

We test leaf samples from the vicinity of our power station as part of our environmental monitoring programme.


TRY
CANTERBURY
CANTERBURY
Live it.

Broadening

our scope of overseas investment in power generation, transmission and distribution

International Investments

Hongkong Electric Holdings Limited (HEH) adopts a prudent investment strategy of identifying business opportunities that offer a high degree of earnings predictability at acceptable levels of risk. We concentrate on investments in the power generation, transmission and distribution sector.

ETSA Utilities, Australia

ETSA Utilities is the sole electricity distributor in the State of South Australia. It was acquired in January 2000 in equal partnership with Cheung Kong Infrastructure Holdings Limited (CKI).

In 2002, ETSA achieved a solid financial and operational performance. Earnings before interest, tax, depreciation and amortisation


CANTERBURY
CANTERBURY
TRY

From the largest sporting venues to city centre offices and suburban homes, CitiPower keeps Melbourne energised for growth.

(EBITDA) stood at A$404 million, this being satisfactory growth over 2001. We achieved this increase despite lower than expected throughput caused by the mildest summer ever experienced in South Australia.

ETSA's supply reliability level for the year improved significantly.

Powercor Australia Limited

Powercor Australia is the State of Victoria's largest electricity distributor, with a network covering around 64% of the State. It is also jointly owned by HEH and CKI, having been acquired in September 2000.

Powercor had a successful year in 2002 with EBITDA at A$359 million. Almost 18,000 new customer connections were made, representing a growth rate of nearly 3%. We achieved the best ever supply reliability result for our customers, despite an exceptional drought and some violent weather conditions in the last four months of the year.

CitiPower I Pty Ltd, Australia

In 2002, HEH and CKI further consolidated their position as Australia's leading energy distributor with the successful acquisition of CitiPower I Pty Ltd for a consideration of A$1.418 billion. CitiPower previously consisted of a network distribution business and retail operation, while we only acquired the regulated distribution activities of the company. This is consistent with the same practice followed with regard to both




ON

the ETSA and Powercor transactions, so that we could focus on building a strong critical mass in power distribution rather than dealing with the retail side which requires strong local retail reach and involves higher levels of business risk.

CitiPower distributes approximately 5,300 million kWh of electricity to around 265,000 connected customers concentrated in the densely populated Melbourne central business district and inner suburban areas. Within its distribution region are the headquarters of some of Australia's largest and most reputable companies, and cultural and sporting venues. It is the most reliable distribution network in Australia.

The acquisition of CitiPower was completed on 30th August 2002, so the results cover a four-month period only. The EBITDA was A$62 million.

Union Power Development Company Limited (UPDC), Thailand

In 2001, the Group acquired a 26% interest in a power plant project in Thailand through a joint venture company – Union Power Development Company Limited (UPDC). The project was originally conceived as a 1,400 MW coal-fired power plant located southwest of Bangkok. The Thai government has, however, recently approved in principle a change from coal firing to gas burning. Negotiations continue on the detailed planning of this project.

Associated Technical Services Limited (ATS)

Established in 1975, Associated Technical Services Limited (ATS) is a wholly-owned subsidiary of HEH. It has developed into a versatile multi-discipline engineering firm, offering a full range of professional consultancy and engineering services. We have completed over 140 projects worldwide covering such areas as thermal power plants, substations, and land and submarine cabling.

2002 was another satisfactory year for ATS. We completed two projects and continued work on three more in Australia, Taiwan and Malaysia. We secured a new contract to provide field engineering services to a 4 x 360 MW Thermal Power Plant in Turkey.

Regular testing by Powercor Australia ensures reliable electricity distribution to the State of Victoria.

FINANCIAL SUMMARY

Commentary on variances in the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2002 (HK$M)	2001 (HK$M)	Increase/ (Decrease) (HK$M)	%	Commentary
Turnover	**11,605**	10,867	738	6.8	This increase is mainly due to an increase in electricity sales in Hong Kong.
Other Revenue	**878**	663	215	32.4	This increase is mainly due to an increase in income from our Australian investments and the realised and unrealised gains on other listed investments.
Direct and Other Operating Costs	**4,241**	4,120	121	2.9	This slight increase is mainly due to an increase in depreciation charges and higher Government rent and rates.
Finance Costs	**565**	695	(130)	-18.7	This decrease is mainly due to a lower average cost of borrowing. Total external borrowings increased in 2002 due to the acquisition of CitiPower I Pty Limited.
Share of Results of Associates	**163**	472	(309)	-65.5	An exceptional one-off gain of HK$344 million arising from the sale of the retail division of Powercor Australia Limited was recorded in 2001. Excluding this, the Group's businesses in Australia recorded an increase of HK$33 million or 26% over last year.
Taxation	**1,001**	776	225	29.0	This increase is mainly due to higher profit before taxation and an increase in the Group's effective tax rate from 10.8% to 12.8% due to reduced capital allowances on lower capital expenditure.
Scheme of Control Transfers	**(12)**	96	(108)	–	The Scheme of Control ("SOC") Transfers are calculated in accordance with the SOC Agreement.
Profit Attributable to Shareholders					
- Local Activities	**6,473**	5,889	584	9.9	This increase results from increased contribution from the Group's core business and realised and unrealised gains on other listed investments.
- Overseas Activities	**354**	618	(264)	-42.7	The increase in contribution from the Group's Australian businesses is offset by an exceptional gain recorded in 2001.
Profit Attributable to Shareholders – Total	**6,827**	6,507	320	4.9	


ON

Consolidated Balance Sheet	2002 (HK$M)	2001 (HK$M)	Increase/ (Decrease) (HK$M)	%	Commentary
Fixed Assets	**45,202**	43,955	1,247	2.8	The Group's capital expenditure for the year amounted to HK$3,145 million, invested principally in generation, transmission and distribution assets. Depreciation charges for the year were HK$1,667 million.
Interest in Associates	**7,982**	4,836	3,146	65.1	This increase reflects the acquisition of CitiPower I Pty Limited in 2002 and a strengthening of the Australian dollar.
Other Assets	**3,456**	3,315	141	4.3	This increase is mainly due to the inclusion of employee retirement benefit assets in compliance with the Statement of Standard Accounting Practice 34 "Employee Benefits", and increases in trade and other receivables arising from sales of electricity, partly offset by the decrease in bank balances and other liquid funds, which were used to fund new investments.
Bank Loans and Other Borrowings	**16,354**	14,338	2,016	14.1	The increase is mainly due to the financing required for the acquisition of CitiPower I Pty Limited in 2002.
Taxation	**425**	792	(367)	-46.3	This decrease is mainly due to the timing of the payment of provisional Hong Kong profits tax.
Other Liabilities	**2,561**	3,071	(510)	-16.6	This decrease is mainly due to a reduction of accruals for capital expenditure.
Rate Reduction Reserve and Development Fund	**149**	147	2	–	
Net Assets	**37,151**	33,758	**3,393**	10.1	
Net Gains Not Recognised in Profit and Loss Account			**88**		Exchange difference arising on the translation of the Group's investment in overseas' subsidiaries and associates, which were credited directly to reserves.
Dividends Paid			**(3,522)**		Previous year's final dividend and current year's interim dividend, which were approved and paid during the year.
Profit Attributable to Shareholders			**6,827**		

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$3,145 million, which was primarily funded by cash from operations. As at 31st December 2002, total external borrowings were HK$16,354 million (2001: HK$14,338 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,480 million (2001: HK$5,744 million). Gearing ratio (net debt/shareholders' funds) at 31st December 2002 was 44% (2001: 41%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

During the year, the Group has arranged a bridge facility for A$650 million to finance the acquisition of 50% interest in CitiPower, its third electricity distribution business acquisition in Australia. The facility is for 364 days and will be refinanced with longer term funds in 2003. As for its local financing activity, the Group issued HK$2,000 million debt securities with 3-year and 8-year maturities in the local capital market to refinance existing debts more cost effectively and at the same time, improve its debt maturity profile.

As at 31st December 2002, external borrowings of the Group amounted to HK$16,354 million with the following profile:

By Currency


42%
58%
58% Hong Kong Dollars / hedged into Hong Kong Dollars
42% Australian Dollars

By Maturity


10%
21%
69%
21% Within 1 Year
69% Between 2 to 5 Years
10% Beyond 5 Years

By Structure


7%
29%
64%
64% Bank Loans
29% Capital Market Instruments
7% Suppliers' Credits

By Interest Rate Structure


22%
78%
78% Fixed or Capped Rate
22% Floating Rate


ON

Hongkong Electric Finance Limited, a wholly-owned subsidiary of The Hongkong Electric Company, Limited, established a US$1 billion Medium Term Note Programme in December 2002. The Programme is rated "A+" by Standard & Poor's and notes issued are eligible for listing on the Luxembourg Stock Exchange. The establishment of the Programme will further facilitate the Group's future financing plans, enabling it to access the international debt capital markets in a more efficient manner.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 31st December 2002, over 95% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2002 amounted to HK$18,358 million (2001: HK$14,034 million) equivalent.


Off-balance Sheet Financial Instruments
3% Cross Currency & Interest Rate Swaps
84% Interest Rate Swaps & Caps
3% Forward Rate Agreements
10% Foreign Exchange Forward Contracts
10%
3%
3%
84%

Contingent Liabilities

As at 31st December 2002, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$41 million (2001: HK$40 million).

The Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$12,691 million (2001: HK$8,587 million) equivalent. Out of this amount HK$11,854 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2002, excluding directors' emoluments, amounted to HK$1,098 million (2001: HK$1,083 million). As at 31st December 2002, the Group employed 2,204 (2001: 2,318) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

REPORT OF THE DIRECTORS

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited accounts for the year ended 31st December 2002.

Group Activities

The principal activity of the Group is the generation and supply of electricity.

Accounts

The Consolidated Profit and Loss Account for the year ended 31st December 2002 is set out on page 34 and shows the Group profit, after tax and Scheme of Control transfers, of $6,827 million (2001: $6,507 million). The state of the Company's and the Group's affairs as at 31st December 2002 are set out in the accounts on pages 34 to 67.

Dividends

An interim dividend of 58 cents (2001: 56 cents) per share was paid to shareholders on 27th September 2002 and the Directors recommend a final dividend of $1.13 (2001: $1.07) per share payable on 16th May 2003 to shareholders who are registered on the register of members on 15th May 2003.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on the pages 37 and 38.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2001: Nil).

Charitable Donations

Donations by the Group during the year amounted to $1.5 million (2001: $2 million).

Fixed Assets

Additions to Group fixed assets for the year amounted to $3,145 million (2001: $4,134 million). The movements in fixed assets during the year are set out in note 12 on the accounts.

Directors

The Directors in office at the date of this report are listed on page 76 of the Annual Report.

In accordance with Article 116 of the Company's Articles of Association, the Directors retiring by rotation at the forthcoming Annual General Meeting to be held on 15th May 2003 are Mr. Ralph Shea and Mr. Wong Chung-hin, who, being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) (2001: Nil).



Independent Non-executive Directors' Remuneration

A director's fee of $50,000 per annum (2001: $50,000 per annum) (or such amount on a pro-rata basis by reference to the period of service during the year) is payable to each independent non-executive Director of the Company. No other emoluments are paid or payable to the independent non-executive Directors of the Company during the year.

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2002 and 2001.

The largest supplier of revenue items for the year represents 15.1% (2001: 24.9%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 61.9% (2001: 73.4%).

The holding company of a substantial shareholder who owns more than 5% of the Company's issued share capital, had a 50% interest (until August 2002) in one of the above five largest suppliers. Save as disclosed above, at 31st December 2002 and 2001, none of the Directors or shareholders to the knowledge of the Directors, had any interest in the above five largest suppliers.

Connected Transactions

(1) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, had on 4th February 1986 entered into an agreement in the usual and ordinary course of its business with Total Energy Resources (Hong Kong) Limited ("Total Energy"), a company which was 50% owned by Hutchison Whampoa Limited (until August 2002), pursuant to which HEC agreed to purchase coal on normal commercial terms from Total Energy at a consideration to be reviewed annually. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Approximately 15.1% (2001: 4.6%) of HEC's coal purchases during the year were supplied by Total Energy at a total value of approximately $141 million (2001: $43 million). The coal price was determined in 2002 by reference to the then prevailing market price for coal. The agreement has been disclosed to shareholders in a circular dated 16th May 1987. Information relating to the annual extension of the agreement is hereby disclosed in accordance with Rule 14.25(1) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules").

(2) The Stock Exchange of Hong Kong Limited ("Stock Exchange") has granted a conditional waiver to the Company from the requirement of disclosure by press notice as stipulated in Chapter 14 of the Listing Rules in connection with the agreements set out below.

HEC has entered into two agreements and a variation order with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Pursuant to the agreement dated 7th January 2002, Watson agreed to supply and install electric appliances for newly developed residential premises from 1st January 2002 to 31st December 2003. The unit prices of these electric appliances are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for electric appliances installed. Pursuant to the agreement dated 16th January 2002 and a variation order dated 19th March 2002, Watson agreed to supply and install different types of electric appliances to residents in certain residential estates in the year 2002. The unit prices of these electric appliances are set out in the agreement and the said variation order. The difference between the price the residents pay and the unit price set out in the agreement and the said variation order is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount of orders made by HEC under the above agreements during the year is approximately $2,350,000.

HEC has entered into an agreement dated 16th April 1999 and three variation orders dated 22nd May 2000, 24th March 2001 and 18th March 2002 respectively with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2003. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the variation order dated 22nd May 2000 and is payable within 30 days upon receipt of an invoice from GIC. The amount of orders made by HEC during the year is approximately $6,460,000.

In accordance with one of the conditions imposed by the Stock Exchange, the independent non-executive Directors of the Company have reviewed the transactions conducted pursuant to the above agreements ("Transactions") in the year ended 31st December 2002 and confirm that:

(a) the Transactions have been conducted by the Group in the ordinary and usual course of its business;

(b) the Transactions have been entered into on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the Transactions have been carried out in accordance with the terms of the agreements governing such Transactions.

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2001: Nil).

Code of Best Practice

With the exception that non-executive Directors have no set term of office but retire from office on a rotational basis in accordance with the Articles of Association of the Company, the Company has complied throughout the year ended 31st December 2002 with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Audit Committee

In accordance with the Code of Best Practice, the Board of Directors established an audit committee on 1st January 1999 to review and supervise the Group's financial reporting and internal control systems. The audit committee consists of three independent non-executive Directors and has met twice during the year.


ON

Directors' Interests

At 31st December 2002, the interests of the Directors in the issued share capital of the Company and its associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

	Number of Shares of $1 each				
Name of Director	Personal	Family	Corporate	Other	Total
Victor Li Tzar-kuoi	–	151,000	–	829,599,612 *(Notes 1 & 2)*	829,750,612
Ronald Joseph Arculli	–	–	2,011	–	2,011
Francis Lee Lan-yee	739	–	–	–	739

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI"). Hutchison Whampoa Limited ("HWL") holds more than one-third of the issued share capital of CKI and certain subsidiaries of Cheung Kong (Holdings) Limited ("CKH") hold more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of CKH. All the issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi, his wife and two daughters, and Mr. Richard Li Tzar-kai. Mr. Victor Li Tzar-kuoi, as a Director of the Company, is deemed to be interested in such shares of the Company as held by the subsidiaries of CKI under the SDI Ordinance by virtue of his interests as described herein as discretionary beneficiary of such discretionary trusts.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SDI Ordinance.

Save as disclosed herein, at 31st December 2002, none of the Directors had any interest in the equity or debt securities of the Company or any associated corporation.

Substantial Shareholders' Interests

At 31st December 2002, in addition to the interests disclosed above in respect of the Directors, the following companies and person were interested in 10% or more of the issued share capital of the Company according to the register kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") and information received by the Company:

(1) Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong Infrastructure Holdings Limited and its subsidiary, Hyford Limited are each taken to have an interest in the same 829,599,612 shares of the Company as described in Note (1) under Directors' Interests in accordance with the provisions of the SDI Ordinance.

(2) Li Ka-Shing Unity Holdings Limited is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of its owning more than one-third of the issued share capital of the trustees of The Li Ka-Shing Unity Trust and The Li Ka-Shing Unity Discretionary Trust.

(3) Mr. Li Ka-shing is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of his owning more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited.

(4) Monitor Equities S.A. and Univest Equity S.A., both subsidiaries of Hyford Limited are taken to have an interest in 287,211,674 shares and 279,011,102 shares respectively which are duplicated in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance.

Directors' Interests in Competing Business

Messrs. George Magnus, Canning Fok, K.S. Tso, Victor Li, H.L. Kam, Frank Sixt and Mrs. Susan Chow, Directors of the Company ("Relevant Directors"), are also directors of Cheung Kong Infrastructure Holdings Limited ("CKI") whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries in the Asia-Pacific Region. These activities may be in competition with one of the Group's businesses of investment overseas in power generation, transmission and distribution facilities ("Overseas Business"). The Board is of the view that the Group is capable of carrying on its Overseas Business independently of, and at arms length from the business of CKI. When making decisions on the Overseas Business, the Relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Subsidiaries

Particulars of the name, principal place of operation and issued share capital of subsidiaries are set out in Appendix 2 on page 66 of the Annual Report.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 70 of the Annual Report.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

George C. Magnus
Chairman
Hong Kong, 6th March 2003


ON

REPORT OF THE AUDITORS

To the shareholders of Hongkong Electric Holdings Limited 香港電燈集團有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 34 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 6th March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st December 2002

	Note	2002 (HK$ million)	2001 (HK$ million)
Turnover	2	**11,605**	10,867
Direct costs		**(3,728)**	(3,663)
		7,877	7,204
Other revenue and net income	3	**878**	663
Other operating costs		**(513)**	(457)
Finance costs		**(565)**	(695)
Operating profit	5	**7,677**	6,715
Share of results of associates		**163**	472
Profit before taxation		**7,840**	7,187
Taxation	8	**(1,001)**	(776)
Profit after taxation		**6,839**	6,411
Scheme of Control transfers	9		
(To)/From:			
Development Fund		**(1)**	111
Rate Reduction Reserve		**(11)**	(15)
		(12)	96
Profit attributable to shareholders			
Local activities		**6,473**	5,889
Overseas activities		**354**	618
Total		**6,827**	6,507
Dividends:	10		
Interim dividend paid		**1,238**	1,195
Proposed final dividend		**2,412**	2,284
		3,650	3,479
Earnings per share	11	**$3.20**	$3.05

The notes on pages 39 to 67 form part of these accounts.


ON

BALANCE SHEETS

At 31st December 2002

	Note	Group 2002 (HK$ million)	Group 2001 (HK$ million)	Company 2002 (HK$ million)	Company 2001 (HK$ million)
Assets					
Non-Current Assets					
Fixed assets					
– Property, plant and equipment		**42,049**	39,360	**–**	–
– Assets under construction		**3,153**	4,595	**–**	–
	12	**45,202**	43,955	**–**	–
Interest in subsidiaries	13	**–**	–	**28,697**	25,948
Interest in associates	14	**7,982**	4,836	**–**	–
Other financial assets	15	**405**	393	**–**	–
Employee retirement benefit assets	7	**228**	–	**13**	–
		53,817	49,184	**28,710**	25,948
Current Assets					
Inventories	16	**412**	440	**–**	–
Trade and other receivables	17	**1,062**	686	**4**	4
Fuel clause account	18	**1,235**	1,216	**–**	–
Bank balances and other liquid funds		**114**	580	**98**	574
		2,823	2,922	**102**	578
Current Liabilities					
Trade and other payables	19	**(1,344)**	(1,980)	**(26)**	(51)
Bank overdrafts – unsecured		**(10)**	(7)	**–**	–
Current portion of bank loans and other borrowings	20	**(3,270)**	(731)	**–**	–
Taxation		**(425)**	(792)	**(6)**	–
		(5,049)	(3,510)	**(32)**	(51)
Net Current (Liabilities)/Assets		**(2,226)**	(588)	**70**	527
Total Assets Less Current Liabilities		**51,591**	48,596	**28,780**	26,475
Non-Current Liabilities					
Interest-bearing borrowings	20	**(11,890)**	(12,205)	**–**	–
Deferred creditors	21	**(972)**	(1,184)	**–**	–
Customers' deposits		**(1,350)**	(1,302)	**–**	–
Employee retirement benefit liabilities	7	**(79)**	–	**(22)**	–
		(14,291)	(14,691)	**(22)**	–
Rate Reduction Reserve	9	**(10)**	(9)	**–**	–
Development Fund	9	**(139)**	(138)	**–**	–
Net Assets		**37,151**	33,758	**28,758**	26,475
Capital and Reserves					
Share capital	22	**2,134**	2,134	**2,134**	2,134
Reserves	23	**35,017**	31,624	**26,624**	24,341
		37,151	33,758	**28,758**	26,475

Approved and authorised for issue by the Board of Directors on 6th March 2003

George C. Magnus
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 39 to 67 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2002

	Note	**2002 (HK$ million)**	2001 (HK$ million)
Operating activities			
Cash generated from operations	24	**8,343**	8,197
Interest paid		**(556)**	(839)
Interest received		**506**	534
Rate Reduction Reserve rebated		**(10)**	(20)
Hong Kong profits tax paid		**(1,337)**	(144)
Net cash from operating activities		**6,946**	7,728
Investing activities			
Purchase of fixed assets and capital stock		**(3,181)**	(3,349)
Capitalised interest paid		**(198)**	(302)
Receipts and deposits from sales of fixed assets		**22**	35
Proceeds from sales of other investments		**217**	463
Investments in associates		**(4)**	(26)
New loans to associates		**(2,328)**	(1,649)
Repayment of loans by associates		**–**	3,422
Dividends received from associates		**4**	6
Dividends received from other investments		**12**	121
Net cash used in investing activities		**(5,456)**	(1,279)
Financing activities			
New bank loans and other borrowings		**5,016**	2,666
Repayment of bank loans and other borrowings		**(3,290)**	(5,891)
New deferred creditors		**–**	35
Repayment of deferred creditors		**(211)**	(210)
New customers' deposits		**256**	240
Repayment of customers' deposits		**(208)**	(180)
Dividends paid		**(3,522)**	(3,275)
Net cash used in financing activities		**(1,959)**	(6,615)
Net decrease in cash and cash equivalents		**(469)**	(166)
Cash and cash equivalents at beginning of year		**573**	739
Cash and cash equivalents at end of year		**104**	573
Analysis of the balances of cash and cash equivalents			
Bank balances and other liquid funds		**114**	580
Bank overdrafts – unsecured		**(10)**	(7)
		104	573

The notes on pages 39 to 67 form part of these accounts.


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STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December 2002

	Group					
(HK$ million)	Share Capital	Share Premium	Exchange Reserves	Revenue Reserves	Proposed Dividends	Total
At 1st January 2001	2,134	4,476	–	21,835	2,080	30,525
Exchange difference arising on translation of:						
– overseas subsidiaries	–	–	(6)	–	–	(6)
– overseas associates	–	–	7	–	–	7
Net gains not recognised in Profit and Loss Account	–	–	1	–	–	1
Final dividend in respect of the previous year approved and paid	–	–	–	–	(2,080)	(2,080)
Profit for the year	–	–	–	6,507	–	6,507
Interim dividend paid	–	–	–	(1,195)	–	(1,195)
Proposed final dividend (see note 10(a))	–	–	–	(2,284)	2,284	–
At 31st December 2001	2,134	4,476	1	24,863	2,284	33,758
At 1st January 2002	2,134	4,476	1	24,863	2,284	33,758
Exchange difference arising on translation of:						
– overseas subsidiaries	–	–	40	–	–	40
– overseas associates	–	–	48	–	–	48
Net gains not recognised in Profit and Loss Account	–	–	88	–	–	88
Final dividend in respect of the previous year approved and paid	–	–	–	–	(2,284)	(2,284)
Profit for the year	–	–	–	6,827	–	6,827
Interim dividend paid	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 10(a))	–	–	–	(2,412)	2,412	–
At 31st December 2002	**2,134**	**4,476**	**89**	**28,040**	**2,412**	**37,151**

The notes on pages 39 to 67 form part of these accounts.

STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended 31st December 2002

(HK$ million)	Share Capital	Share Premium	Company Revenue Reserves	Proposed Dividends	Total
At 1st January 2001	2,134	4,476	15,640	2,080	24,330
Final dividend in respect of the previous year approved and paid	–	–	–	(2,080)	(2,080)
Profit for the year	–	–	5,420	–	5,420
Interim dividend paid	–	–	(1,195)	–	(1,195)
Proposed final dividend (see note 10(a))	–	–	(2,284)	2,284	–
At 31st December 2001	2,134	4,476	17,581	2,284	26,475
At 1st January 2002	**2,134**	**4,476**	**17,581**	**2,284**	**26,475**
Final dividend in respect of the previous year approved and paid	**–**	**–**	**–**	**(2,284)**	**(2,284)**
Profit for the year	**–**	**–**	**5,805**	**–**	**5,805**
Interim dividend paid	**–**	**–**	**(1,238)**	**–**	**(1,238)**
Proposed final dividend (see note 10(a))	**–**	**–**	**(2,412)**	**2,412**	**–**
At 31st December 2002	**2,134**	**4,476**	**19,736**	**2,412**	**28,758**

All of the Company's revenue reserves are available for distribution to shareholders.

The notes on pages 39 to 67 form part of these accounts.


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NOTES ON THE ACCOUNTS

(Expressed in Hong Kong Dollars)

1. Significant Accounting Policies

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the marking to market of other investments as explained in the accounting policies set out below.

(c) Basis of Consolidation

The Group accounts incorporate the accounts of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)).

(e) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Consolidated Profit and Loss Account reflects the Group's share of the post-acquisition results calculated from their accounts made up to 31st December each year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(f). In the Consolidated Balance Sheet, investments in associates are stated under the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associates' net assets.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the Profit and Loss Account.

(f) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

- for acquisitions before 1st January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(j)); and
- for acquisitions on or after 1st January 2001, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the Consolidated Balance Sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

In respect of acquisitions of associates, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the Consolidated Profit and Loss Account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(g) Investment Securities

(i) Investments held on a continuing basis for an identified long-term purpose are classified as "investment securities". Investment securities are stated in the Balance Sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the Profit and Loss Account, such provisions being determined for each investment individually.

(ii) Provision against the carrying value of investment securities is written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other investments are stated in the Balance Sheet at fair value. Changes in fair value are recognised in the Profit and Loss Account as they arise.

(iv) Profits or losses on disposal of investment securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the Profit and Loss Account as they arise.

(h) Income Recognition

(i) **Regulation of earnings under the Scheme of Control**

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 1999 to 2004. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with Government under the terms of the SOC.


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(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is credited (or debited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Rebates (or Surcharges) are given (or charged) to customers by reducing (or increasing) the Basic Tariff rate to a Net Tariff rate payable by customers and are debited (or credited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates. The 1999-2004 Financial Plan was submitted and approved by Government on the basis that any deferred receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2004. However, during 2002 HEC reached agreement with Government such that recovery of this deferred receivable would be more gradual, and that the balance would be recovered in full by not later than the end of 2008, which is the year in which the current SOC agreement expires. Such agreement will be reflected in the next Financial Plan to be submitted to Government, which will cover the period from 2004 to 2008.

(iii) Income recognition

Income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with Government for HEC to earn the Permitted Return for each financial year. This represents a change from previous years, when income was recognised based on electricity sold as recorded by meters read during the year. No prior period adjustment has been made as the impact is not considered material to the accounts.

Fuel Clause Rebates included in the 1999-2004 Financial Plan and to be included in the 2004-2008 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariff in other years. However, the tariff smoothing has no impact on HEC's total earnings over the period to 2008 and the related balance on the Fuel Clause Account (see note 1(h)(ii)) is expected to be recovered by the end of that period. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in the Profit and Loss Account each year.

(i) Fixed Assets and Depreciation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 1(i)(iv)) and impairment losses (see note 1(j)).

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the Profit and Loss Account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight line basis and is calculated to write off the cost of fixed assets over their expected useful lives as set out below:

	Years
Leasehold land	Over the unexpired terms of the leases
Cable tunnels	100
Ash lagoon	50
Buildings, generation plant and machinery, transmission and distribution equipment	35
Cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

(j) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment
- investments in subsidiaries and associates
- positive goodwill (whether taken initially to reserves or recognised as an asset)

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) **Calculation of recoverable amount**
The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) **Reversals of impairment losses**
In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the Profit and Loss Account in the year in which the reversals are recognised.



(k) Employee Retirement Benefits

(i) The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method".

When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Profit and Loss Account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Profit and Loss Account.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognised in the Profit and Loss Account over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

(ii) Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the Profit and Loss Account as incurred.

(l) Inventories and Work In Progress

Coal, stores and fuel oil are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the stock to its present location and condition. Cost of stock recognised as an expense includes the write off and all losses of stock.

(m) Foreign Currencies

Foreign currency balances at the year end are translated into Hong Kong dollars at the exchange rates ruling at the Balance Sheet date.

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in the Profit and Loss Account.

The results of overseas subsidiaries and associates are translated into Hong Kong dollars at the average exchange rates for the year; Balance Sheet items are translated at the rates of exchange ruling at the Balance Sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(n) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(o) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(p) Borrowing Costs

Borrowing costs are expensed in the Profit and Loss Account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(q) Related Parties

Related parties are individuals and companies, where the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.


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(s) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

2. Turnover

The principal activity of the Group is the generation and supply of electricity.

Group turnover is analysed as follows:

	2002 **($ million)**	2001 ($ million)
Sales of electricity	**11,522**	10,911
Special subsidy on sales of electricity	**–**	(155)
Concessionary discount on sales of electricity	**(2)**	(2)
Electricity-related income	**35**	37
Technical service fees	**50**	76
	11,605	10,867

3. Other Revenue and Net Income

	2002 **($ million)**	2001 ($ million)
Other Revenue		
Interest income	**609**	555
Dividend income from other investments	**12**	9
Sundry income	**28**	22
	649	586
Other Net Income		
Net realised and unrealised gains on other investments carried at fair value	**229**	77
	878	663

4. Segment Information

(a) Business Segment

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1 (a) on Page 64.

(b) Geographical Segment

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1 (b) on Page 65.

5. Operating Profit

	2002 **($ million)**	2001 ($ million)
Operating profit is shown after charging:		
Finance costs		
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	**727**	859
Interest on other borrowings	**50**	130
Less: interest capitalised to fixed assets	**(207)**	(287)
interest transferred to fuel cost	**(5)**	(7)
	565	695
Depreciation	**1,667**	1,567
Costs of inventories	**991**	946
Staff costs	**570**	570
Net loss on disposal of fixed assets	**27**	23
Auditors' remuneration	**3**	3

Interest expenses have been capitalised at rates between 0.99% and 7.91% p.a. (2001: between 2.11% and 7.91% p.a.) for assets under construction.

The profit attributable to shareholders includes a profit of $5,805 million (2001: $5,420 million) which has been dealt with in the accounts of the Company.


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6. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

	2002 ($ million)	2001 ($ million)
Directors' fees	0.75	0.75
Salaries and other benefits	26.41	25.06
Retirement scheme contributions	0.33	0.55
Bonuses	–	1.10
	27.49	27.46

The total emoluments of the Directors are within the following bands:

	2002 Number	2001 Number
HK$ 0 to HK$ 1,000,000	11	11
HK$ 6,000,001 to HK$ 6,500,000	–	1
HK$ 6,500,001 to HK$ 7,000,000	1	1
HK$ 7,000,001 to HK$ 7,500,000	1	–
HK$11,500,001 to HK$12,000,000	1	1

(b) Senior Management Compensation

The five (2001: five) highest paid individuals in the Group included three directors (2001: three) whose total emoluments are shown above. The emoluments of the other two individuals (2001: two) who comprise the five are set out below:

	2002 ($ million)	2001 ($ million)
Salaries and other benefits	8.09	9.48
Retirement scheme contributions	1.09	1.31
	9.18	10.79

The total emoluments of the two individuals (2001: two) are within the following bands:

	2002 Number	2001 Number
HK$ 4,000,001 to HK$ 4,500,000	1	–
HK$ 4,500,001 to HK$ 5,000,000	1	1
HK$ 5,500,001 to HK$ 6,000,000	–	1

7. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% on basic pay. The appointed actuary, represented by Mr. A. Wong, FSA, FCIA and Mr. J.K.L. Yip, FSA, CFA, has carried out valuations as at 1st January 2002 of both Schemes and the valuations revealed that the Scheme assets in each case were sufficient to cover the respective discontinuance liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2002 were determined in accordance with the Statement of Standard Accounting Practice 34 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amount recognised in the Balance Sheet is as follows:

	Group 2002 ($ million)	Company 2002 ($ million)
Present value of funded obligations	3,295	318
Fair value of scheme assets	(2,632)	(228)
Net unrecognised actuarial losses	(812)	(81)
	(149)	9

The plan assets include ordinary shares issued by the Company with a fair value of $5.6 million.

(ii) Movements in the net liability/(asset) recognised in the Balance Sheet are as follows:

	Group 2002 ($ million)	Company 2002 ($ million)
At 1st January	–	–
Expenses recognised in the Profit and Loss Account	174	55
Contributions paid to schemes	(323)	(46)
At 31st December	(149)	9
Represented by:		
Employee retirement benefit assets	(228)	(13)
Employee retirement benefit liabilities	79	22
	(149)	9


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(iii) Expense recognised in the Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2002 ($ million)
Current service cost	125
Interest cost	199
Expected return on scheme assets	(229)
Net transitional liability recognised	79
	174

Recognised in the following line items:

	2002 ($ million)
Direct costs	42
Other operating costs	132
	174
Actual return on scheme assets (loss)	(288)

(iv) The principal actuarial assumptions used as at 31st December 2002 (expressed as weighted average) are as follows:

	Group and Company 2002
Discount rate	5.5%
Expected rate of return on scheme assets	7.5%
Future salary increase rate	5%
Future pension increase rate	2.5%

(v) Corresponding figures for the last year were not shown as no prior year adjustments have been made (note 29).

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme in December 2000, all new recruits are enrolled in that Scheme instead of the existing retirement schemes.

	2002 ($ million)	2001 ($ million)
Expenses recognised in the Profit and Loss Account	2	2

8. Taxation

(a) Taxation in the Consolidated Profit and Loss Account

	2002 ($ million)	2001 ($ million)
The Company and its subsidiaries – Hong Kong	970	727
Associates – Hong Kong	1	–
– overseas	30	49
	1,001	776

Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

(b) Deferred tax

Unprovided deferred tax at the current tax rate of 16% (2001: 16%) is approximately $4,676 million (2001: $4,325 million) and principally relates to timing differences arising from tax depreciation allowances on fixed assets. This has not been recognised in the Accounts as it is considered that no liability will crystallise in the foreseeable future.

9. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 1(h)(i)). Any difference between this Permitted Return and the SOC nét revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. Movements on the Development Fund and Rate Reduction Reserve are as follows:

(a) Development Fund

	2002 ($ million)	2001 ($ million)
At 1st January	138	249
Transfer from/(to) Profit and Loss Account	1	(111)
At 31st December	139	138

(b) Rate Reduction Reserve

	2002 ($ million)	2001 ($ million)
At 1st January	9	14
Transfer from Profit and Loss Account	11	15
Rebate to customers	(10)	(20)
At 31st December	10	9


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10. Dividends

(a) Dividends attributable to the year

	2002 ($ million)	2001 ($ million)
Interim dividend declared and paid of 58 cents per share (2001: 56 cents per share)	**1,238**	1,195
Proposed final dividend after the balance sheet date of $1.13 per share (2001: $1.07 per share)	**2,412**	2,284
	3,650	3,479

The proposed dividend is based on 2,134,261,654 shares (2001: 2,134,261,654 shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2002 ($ million)	2001 ($ million)
Final dividend in respect of the previous financial year, approved and paid during the year, of $1.07 per share (2001: 97.5 cents per share)	**2,284**	2,080

11. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of $6,827 million (2001: $6,507 million) and 2,134,261,654 shares in issue throughout the year (2001: 2,134,261,654 shares).

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2002 and 2001.

12. Fixed Assets

($ million)	Leasehold Land	Buildings	Plant, Machinery and Equipment	Assets Under Construction	Total
Cost					
At 1st January 2002	2,994	10,127	40,945	4,595	58,661
Additions	–	1	233	2,911	3,145
Transfers between categories	137	923	3,293	(4,353)	–
Disposals	(5)	(5)	(241)	–	(251)
At 31st December 2002	3,126	11,046	44,230	3,153	61,555
Depreciation					
At 1st January 2002	206	2,217	12,283	–	14,706
Written back on disposal	–	(3)	(172)	–	(175)
Charge for the year	61	283	1,478	–	1,822
At 31st December 2002	267	2,497	13,589	–	16,353
Net Book Value					
At 31st December 2002	2,859	8,549	30,641	3,153	45,202
At 31st December 2001	2,788	7,910	28,662	4,595	43,955

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $207 million (2001: $287 million).

Group leasehold land at 31st December 2002 is held in Hong Kong and comprises $92 million (2001: $95 million) and $2,767 million (2001: $2,693 million) of long-term and medium-term leasehold land respectively.

Group assets under construction at 31st December 2002 included leasehold land of $722 million (2001: $564 million) which is held in Hong Kong for the medium-term.

Depreciation charges for the year included $155 million (2001: $129 million), relating to assets utilised in development activities, which have been capitalised in accordance with Statement of Standard Accounting Practice No. 17 on Property, Plant and Equipment.


ON

13. Interest in Subsidiaries

	Company	
	2002 **($ million)**	2001 ($ million)
Unlisted shares, at cost	**2,417**	2,413
Loan capital (see note below)	**17,587**	15,924
Amounts due from subsidiaries	**8,693**	7,611
	28,697	25,948

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 66.

14. Interest in Associates

	Group	
	2002 **($ million)**	2001 ($ million)
Share of net assets	**647**	466
Loans to associates (see note below)	**7,040**	4,195
Amounts due from associates	**295**	175
	7,982	4,836

Included in the loans to associates, $4,595 million (2001: $4,169 million) are subordinated loans. The rights in respect of these loans are subordinated to the rights of any other lenders to the associates.

Particulars of the principal associates are set out in Appendix 3 on page 67.

15. Other Financial Assets

	Group	
	2002	2001
	($ million)	($ million)
Investment Securities		
Listed equity securities	**–**	393
Other Investments		
Listed equity securities	**405**	–
	405	393
Market Value of other investments	**405**	450

The Investment Securities were reclassified as Other Investments in 2002.

16. Inventories

	Group	
	2002	2001
	($ million)	($ million)
Work in progress	**–**	1
Coal and fuel oil	**120**	138
Stores and materials (see note below)	**292**	301
	412	440

Included in stores and materials is capital stock of $222 million (2001: $208 million) which was purchased for the future maintenance of capital assets. Stores and materials of $49 million (2001: $48 million) are stated net of specific provisions to reflect their estimated net realisable value.


ON

17. Trade and Other Receivables

	Group		Company	
	2002 **($ million)**	2001 ($ million)	**2002** **($ million)**	2001 ($ million)
Demand Side Management ("DSM") account (see note (a) below)	**37**	15	**–**	–
Debtors (see note (b) below)	**1,025**	671	**4**	4
	1,062	686	**4**	4

(a) The Hongkong Electric Company, Limited reached an agreement with Government in 2000 to carry out Demand Side Management ("DSM") programmes to promote energy and maximum demand savings among non-domestic customers. The DSM account at the year end represents the costs spent on DSM programmes which, as agreed with Government, will be recovered from non-domestic customers by applying DSM surcharges in subsequent years. Movements on the DSM account are as follows:

	Group	
	2002 **($ million)**	2001 ($ million)
At 1st January	**15**	6
Programme costs incurred	**22**	9
At 31st December	**37**	15

(b) Debtors' ageing is analysed as follows:

	Group		Company	
	2002 **($ million)**	2001 ($ million)	**2002** **($ million)**	2001 ($ million)
Within 1 month	**497**	447	**–**	–
1 to 3 months overdue	**26**	23	**–**	–
More than 3 months overdue but less than 12 months overdue	**9**	8	**–**	–
Total trade debtors (see note below)	**532**	478	**–**	–
Deposits, prepayments and other receivables	**493**	193	**4**	4
	1,025	671	**4**	4

Electricity bills issued to domestic, small industrial and commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

18. Fuel Clause Account

A rebate to customers of 7.1 cents (2001: 9.3 cents) per unit of electricity sales was implemented effective 1st January 2002. Movements on the Fuel Clause Account were as follows:

	Group	
	2002 ($ million)	2001 ($ million)
At 1st January	**1,216**	981
Transfer from Profit and Loss Account	**(724)**	(740)
Rebate during the year	**743**	975
At 31st December	**1,235**	1,216

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 1(h)).

19. Trade and Other Payables

	Group		Company	
	2002 ($ million)	2001 ($ million)	**2002 ($ million)**	2001 ($ million)
Creditors (see note below)	**1,132**	1,769	**26**	51
Current portion of deferred creditors (see note 21)	**212**	211	**–**	–
	1,344	1,980	**26**	51
Creditors' ageing is analysed as follows:				
Due within 1 month	**353**	657	**3**	15
Due between 1 month and 3 months	**288**	591	**1**	1
Due between 3 months and 12 months	**454**	460	**–**	–
	1,095	1,708	**4**	16
Other payables	**37**	61	**22**	35
	1,132	1,769	**26**	51


ON

20. Non-current Interest-bearing Borrowings

	Group	
	2002 ($ million)	2001 ($ million)
Bank loans	**10,460**	9,736
Current portion	**(2,270)**	(231)
	8,190	9,505
Hong Kong dollar notes (see note below)	**4,700**	3,200
Current portion	**(1,000)**	(500)
	3,700	2,700
Total	**11,890**	12,205

Hong Kong dollar fixed rate notes bear interest at rates between 4.5% p.a. to 7.73% p.a. (2001: 5.3% p.a. to 7.73% p.a.), while interest on floating rate notes are determined with reference to the Hong Kong Interbank Offer Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 66.

These borrowings have final maturities extending up to 2010 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
($ million)	**2002**	2001	**2002**	2001	**2002**	2001
Within 1 year	**2,270**	231	**1,000**	500	**3,270**	731
Between 1 and 2 years	**2,700**	220	**1,200**	1,000	**3,900**	1,220
Between 2 and 5 years	**4,990**	9,243	**1,500**	1,200	**6,490**	10,443
Over 5 years	**500**	42	**1,000**	500	**1,500**	542
	10,460	9,736	**4,700**	3,200	**15,160**	12,936

Interest rates on the borrowings are either fixed/capped or floating and determined with reference to the Hong Kong Interbank Offer Rate:

	2002		2001	
	Amount ($ million)	**Interest Rate % p.a.**	Amount ($ million)	Interest Rate % p.a.
Fixed/capped rate loans and loans swapped to fixed rate	**11,537**	**2.5 – 7.9**	9,866	3.7 – 7.9
Floating rate loans and loans swapped to floating rate	**3,623**		3,070	
	15,160		12,936	

21. Deferred Creditors

	Group	
	2002	2001
	($ million)	($ million)
Deferred creditors	**1,184**	1,395
Current portion of deferred creditors (see note 19)	**(212)**	(211)
	972	1,184
Deferred creditors are repayable as follows (see note below):		
Within 1 year	**212**	211
Between 1 and 2 years	**212**	212
Between 2 and 5 years	**635**	635
Between 5 and 10 years	**125**	337
	1,184	1,395

Deferred creditors are unsecured and bear interest at a margin over Hong Kong Interbank Offered Rate with final maturities up to 2011.

22. Share Capital

		Company	
	Number of Shares	**2002 ($ million)**	2001 ($ million)
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134


ON

23. Reserves

Group revenue reserves as at 31st December 2002 include an amount equal to Scheme of Control tax adjustments of $2,629 million (2001: $2,460 million), calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between the depreciation allowances and depreciation charges, applying the tax rate applicable to each respective year. Such reserve shall be retained within the Company's wholly owned subsidiary, The Hongkong Electric Company, Limited until it may be required to pay the tax and is therefore not distributable.

Group revenue reserves as at 31st December 2002 include the Group's share of the retained profits of its associates amounting to $614 million (2001: $438 million).

24. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2002 ($ million)	2001 ($ million)
Profit before taxation	7,840	7,187
Adjustments for:		
Share of results of associates	(163)	(472)
Interest income	(609)	(555)
Dividend income from other investments	(12)	(9)
Finance costs	570	702
Depreciation	1,667	1,567
Net loss on disposal of fixed assets	27	23
Net realised and unrealised gains on other investments carried at fair value	(229)	(77)
Exchange gain	(2)	(4)
Operating profit before changes in working capital	9,089	8,362
Decrease/(increase) in inventories	41	(28)
(Increase)/decrease in trade and other receivables	(366)	8
(Decrease)/increase in trade and other payables, excluding current portion of deferred creditors	(253)	90
Increase in Fuel Clause Account	(19)	(235)
Increase in net employee retirement benefits	(149)	–
Cash generated from operations	8,343	8,197

25. Related Party Transactions

The Group had the following significant related party transactions during the year:

	Group	
	2002 ($ million)	2001 ($ million)
Purchase of coal (see note (a) below)	**141**	43
Purchase of electric appliances for residential premises (see note (b) below)	**2**	5
Purchase of limestone powder (see note (b) below)	**6**	6
Purchase of assets (see note (c) below)	**15**	43
Interest income (see note (d) below)	**(605)**	(534)

(a) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, had on 4th February 1986 entered into an agreement in the usual and ordinary course of its business with Total Energy Resources (Hong Kong) Limited ("Total Energy"), a company which was 50% owned by Hutchison Whampoa Limited (until August 2002), pursuant to which HEC agreed to purchase coal on normal commercial terms from Total Energy at a consideration to be reviewed annually. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Approximately 15.1% (2001: 4.6%) of HEC's coal purchases during the year were supplied by Total Energy at a total value of approximately $141 million (2001: $43 million). The coal price was determined in 2002 by reference to the then prevailing market price for coal. The agreement was disclosed to shareholders in a circular dated 16th May 1987.

The amount due to Total Energy at 31st December 2002 is $ nil (2001: $ nil).

(b) HEC has entered into two agreements and a variation order with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Pursuant to the agreement dated 7th January 2002, Watson agreed to supply and install electric appliances for newly developed residential premises from 1st January 2002 to 31st December 2003. The unit prices of these electric appliances are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for electric appliances installed. Pursuant to the agreement dated 16th January 2002 and a variation order dated 19th March 2002, Watson agreed to supply and install different types of electric appliances to residents in certain residential estates in the year 2002. The unit prices of these electric appliances are set out in the agreement and the said variation order. The difference between the price the residents pay and the unit price set out in the agreement and the said variation order is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount incurred by HEC under the above agreements during the year is $2 million (2001: $5 million). The amount due to Watson at 31st December 2002 is $0.3 million (2001: $0.7 million).

HEC has entered into an agreement dated 16th April 1999 and three variation orders dated 22nd May 2000, 24th March 2001 and 18th March 2002 respectively with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2003. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the variation order dated 22nd May 2000 and is payable within 30 days upon receipt of an invoice from GIC. The amount incurred by HEC during the year under the agreement is $6 million (2001: $6 million). The amount due to GIC at 31st December 2002 is $ nil (2001: $0.3 million).


ON

(c) HEC has entered into three agreements with HUD General Engineering Services Limited ("HUD"). HUD is 50% owned by Hutchison Whampoa Limited.

Pursuant to the agreement dated 28th March 2000, HUD agreed to erect a coal unloading and conveying system at the Group's Lamma Power Station jetty extension at a consideration of $25.5 million for the transport of the coal used by the Group in the production of electricity from the jetty to the power plant.

Pursuant to the agreement dated 14th December 2000, HUD agreed to supply with complete erection, inspection, testing and commissioning a circulating water system for the combined cycle plant at the Group's Lamma Power Station at a consideration of approximately $11 million.

Pursuant to the agreement dated 2nd April 2001, HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system at the Lamma Power Station at a consideration of approximately $42.8 million.

The amount incurred by HEC during the year under the above agreements is $15 million (2001: $43 million). The amount due to HUD at 31st December 2002 is $6 million (2001: $30 million).

(d) The Group and Cheung Kong Infrastructure Holdings Limited each acquired a 50% interest in ETSA Utilities Partnership, CKI/HEI Electricity Distribution Pty Limited, Powercor Australia LLC, Powercor Australia Limited and CKI/HEI Electricity Distribution Two Pty Limited. ETSA Utilities Partnership operates and manages the electricity distribution business in the State of South Australia. CKI/HEI Electricity Distribution Pty Limited, Powercor Australia LLC and Powercor Australia Limited operate and manage an electricity distribution business in the State of Victoria, Australia. During the year, CKI/HEI Electricity Distribution Two Pty Limited purchased all the shares of CitiPower I Pty Limited, which is another one of the five electricity distributors in the State of Victoria, Australia.

Three wholly-owned overseas subsidiaries, incorporated in Australia, obtained funds from external financial institutions, which were on lent to these associates. The loans are unsecured, carry the same interest rates at which the subsidiaries obtained the funds from various financial institutions plus a margin in respect of the loan agreements and are repayable on demand (where applicable, subject to the subordination arrangements agreed with these associates' senior creditors).

The Group and Cheung Kong Infrastructure Holdings Limited each ultimately owned 50% interest in CKI/HEI Electricity Assignment Limited, which assumed all the obligations under an assignment of a shareholder loan with CitiPower I Pty Limited. A wholly owned overseas subsidiary advanced a shareholder loan to CKI/HEI Electricity Assignment Limited for the completion of the assignment. The loan is interest bearing, unsecured and repayable on demand.

At 31st December 2002, the total outstanding interest bearing loan balances due from these associates to the subsidiaries were $6,999 million (2001: $4,169 million) (see note 14). Interest income received/receivable from the subsidiaries amounted to $605 million (2001: $534 million) for the year.

26. Commitments

The Group's commitments outstanding at 31st December and not provided for in the accounts were as follows:

	Group		Company	
	2002 **($ million)**	2001 ($ million)	**2002** **($ million)**	2001 ($ million)
Contracted for:				
Capital expenditure	**2,448**	2,729	**–**	–
Investment in associate	**832**	847	**–**	–
	3,280	3,576	**–**	–
Authorised but not contracted for:				
Capital expenditure	**10,280**	11,765	**1**	3

27. Contingent Liabilities

	Group		Company	
	2002 **($ million)**	2001 ($ million)	**2002** **($ million)**	2001 ($ million)
Guarantees have been executed in respect of banking facilities available as follows:				
To the subsidiaries	**–**	–	**6,417**	4,169
To the associate	**8**	8	**8**	8
Other guarantees given in respect of				
– subsidiaries	**–**	–	**6,274**	4,418
– associate	**33**	32	**33**	32
	41	40	**12,732**	8,627


ON

28. Off-balance Sheet Financial Instruments

The Group employs derivatives to manage its foreign currency and interest rate risks. The types and contracted notional amounts of derivative transactions outstanding as at 31st December 2002 were as follows:

	2002 **($ million)**	2001 ($ million)
Cross currency and interest rate swaps	**533**	122
Interest rate swaps and caps	**15,361**	11,576
Forward rate agreements	**640**	800
Foreign exchange forwards	**1,824**	1,536
	18,358	14,034

29. Changes in Accounting Policies

Employee Retirement Benefits

In prior years, the actuary adopted the "Attained Age Method" for the valuations of the defined benefit retirements schemes and the costs of providing these benefits was charged to the Profit and Loss Account to the extent of contributions paid to the schemes. With effect from 1st January 2002, in order to comply with Statement of Standard Accounting Practice 34 "Employee Benefits" issued by the Hong Kong Society of Accountants, the Group adopted a new policy for defined benefit schemes as set out in note 1(k). The transitional net liabilities as at 1st January 2002 of $79 million arising from this change in accounting policy have been charged to the Profit and Loss Account for the year. The directors consider that the change in policy has no material impact on the results and net assets of the Group and the new accounting policy has been adopted prospectively, with no adjustments made to the opening balances of retained profits and comparative information.

30. Comparative Figures

Certain comparative figures have been adjusted to conform with changes in presentation in the current financial year as a result of adopting revised Statements of Standard Accounting Practice ("SSAPs"). The Statement of Recognised Gains and Losses was replaced by the Statement of Changes in Equity as required by the SSAP1 (revised) "Presentation of Financial Statements". Comparatives of the Cash Flow Statement have been reclassified to conform with the presentation required by SSAP15 (revised) "Cash Flow Statements".

Appendix 1

Segment Information

(a) **Business Segments**
For the year ended 31st December

($ million)	Sales of Electricity 2002	Sales of Electricity 2001	Infrastructure Investments 2002	Infrastructure Investments 2001	Unallocated & Other Items 2002	Unallocated & Other Items 2001	Consolidated 2002	Consolidated 2001
Revenue								
Group turnover	**11,555**	10,791	**–**	–	**50**	76	**11,605**	10,867
Other revenue	**21**	23	**–**	–	**248**	85	**269**	108
Segment revenue	**11,576**	10,814	**–**	–	**298**	161	**11,874**	10,975
Result								
Segment result	**7,389**	6,754	**–**	–	**244**	101	**7,633**	6,855
Interest income	**–**	–	**605**	534	**4**	21	**609**	555
Finance costs	**(196)**	(359)	**(369)**	(336)	**–**	–	**(565)**	(695)
Operating profit	**7,193**	6,395	**236**	198	**248**	122	**7,677**	6,715
Share of results of associates	**–**	–	**158**	469	**5**	3	**163**	472
Profit before taxation	**7,193**	6,395	**394**	667	**253**	125	**7,840**	7,187
Taxation	**(964)**	(726)	**(30)**	(49)	**(7)**	(1)	**(1,001)**	(776)
Profit after taxation	**6,229**	5,669	**364**	618	**246**	124	**6,839**	6,411
Scheme of Control transfers	**(12)**	96	**–**	–	**–**	–	**(12)**	96
Profit attributable to shareholders	**6,217**	5,765	**364**	618	**246**	124	**6,827**	6,507
At 31st December								
Assets								
Segment assets	**48,185**	46,364	**11**	14	**348**	312	**48,544**	46,690
Interest in associates	**–**	–	**7,969**	4,823	**13**	13	**7,982**	4,836
Bank balances and other liquid funds	**–**	–	**–**	–	**114**	580	**114**	580
Consolidated total assets	**48,185**	46,364	**7,980**	4,837	**475**	905	**56,640**	52,106
Liabilities								
Segment liabilities	**2,437**	2,948	**65**	52	**59**	71	**2,561**	3,071
Taxation	**419**	792	**–**	–	**6**	–	**425**	792
Interest-bearing borrowings	**9,937**	10,169	**6,417**	4,169	**–**	–	**16,354**	14,338
Rate Reduction Reserve	**10**	9	**–**	–	**–**	–	**10**	9
Development Fund	**139**	138	**–**	–	**–**	–	**139**	138
Consolidated total liabilities	**12,942**	14,056	**6,482**	4,221	**65**	71	**19,489**	18,348
Other Information								
Capital expenditure	**3,145**	4,133	**–**	–	**–**	1	**3,145**	4,134
Depreciation	**1,822**	1,696	**–**	–	**–**	–	**1,822**	1,696


ON

(b) **Geographical Segments**
For the year ended 31st December

($ million)	Hong Kong 2002	Hong Kong 2001	Australia 2002	Australia 2001	Unallocated & Other Items 2002	Unallocated & Other Items 2001	Consolidated 2002	Consolidated 2001
Revenue								
Group turnover	**11,583**	10,835	**3**	1	**19**	31	**11,605**	10,867
Other revenue	**267**	108	**–**	–	**2**	–	**269**	108
Segment revenue	**11,850**	10,943	**3**	1	**21**	31	**11,874**	10,975
Result								
Segment result	**7,643**	6,855	**1**	–	**(11)**	–	**7,633**	6,855
Interest income	**4**	21	**605**	534	**–**	–	**609**	555
Finance costs	**(196)**	(359)	**(369)**	(336)	**–**	–	**(565)**	(695)
Operating profit	**7,451**	6,517	**237**	198	**(11)**	–	**7,677**	6,715
Share of results of associates	**5**	3	**158**	469	**–**	–	**163**	472
Profit before taxation	**7,456**	6,520	**395**	667	**(11)**	–	**7,840**	7,187
Taxation	**(971)**	(727)	**(30)**	(49)	**–**	–	**(1,001)**	(776)
Profit after taxation	**6,485**	5,793	**365**	618	**(11)**	–	**6,839**	6,411
Scheme of Control transfers	**(12)**	96	**–**	–	**–**	–	**(12)**	96
Profit attributable to shareholders	**6,473**	5,889	**365**	618	**(11)**	–	**6,827**	6,507
At 31st December								
Assets								
Segment assets	**48,527**	46,672	**11**	15	**6**	3	**48,544**	46,690
Interest in associates	**13**	13	**7,898**	4,772	**71**	51	**7,982**	4,836
Bank balances and other liquid funds	**–**	–	**–**	–	**114**	580	**114**	580
Consolidated total assets	**48,540**	46,685	**7,909**	4,787	**191**	634	**56,640**	52,106
Other Information								
Capital expenditure	**3,145**	4,134	**–**	–	**–**	–	**3,145**	4,134
Depreciation	**1,822**	1,696	**–**	–	**–**	–	**1,822**	1,696

Appendix 2

Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2002 which principally affected the results, assets or liabilities of the Group:

Name	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$3,200 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1 and HK$1,500 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1	100*	British Virgin Islands/Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
HEI Thailand (Rayong) Limited	US$1	100*	British Virgin Islands/Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Limited	A$632,510	100*	Malaysia	Investment holding
HEI Power (Malaysian) Limited	A$52,510	100*	Malaysia	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Utilities Development Limited	A$280,010	100*	Malaysia	Investment holding
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding

* *Indirectly held*



Appendix 3

Principal Associates

The following list contains only the particulars of associates as at 31st December 2002 which principally affected the results or assets of the Group:

Name	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
ETSA Utilities Partnership	(see note (a) below)	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited (see note (b) below)	A$200	50%	Australia	Investment holding
CKI/HEI Electricity Distribution Pty Limited (see note (c) below)	A$200	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Two Pty Limited (see note (d) below)	A$200	50%	Australia	Electricity distribution
CKI/HEI Electricity Assignment Limited	US$2	50%	British Virgin Islands	Investment holding
Union Power Development Company, Limited ("UPDC") (see note (e) below)	THB1,665,000,000	4.6%	Thailand	Electricity generation and supply

(a) ETSA Utilities Partnership is an unincorporated body formed by five companies, namely, HEI Utilities Development Limited, CKI Utilities Development Limited, HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited, to operate and manage the electricity distribution business in the State of South Australia. HEI Utilities Development Limited is a wholly owned subsidiary of the Group. HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited are associates of the Group.

(b) This company is the holding company of CKI/HEI Electricity Distribution Pty Limited and CKI/HEI Electricity Distribution Two Pty Limited.

(c) This company is the holding company of the Powercor Australia Group, comprising Powercor Pty Limited, Powercor Australia LLC, Powercor Australia Holdings Pty Limited and Powercor Australia Limited, which operate and manage an electricity distribution business in the State of Victoria, Australia.

(d) This company is the holding company of CitiPower I Pty Limited, which is similar to Powercor Australia Group, is one of five electricity distributors in the State of Victoria, Australia.

(e) UPDC is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a coal-fired power generating station in Thailand. Pursuant to a share purchase agreement dated 6th October 2001 (the "Agreement"), the Group have contracted to purchase 26% of the issued shares of UPDC. As at the year end, the Group only held 4.6% of the issued share capital of UPDC, but has contracted to acquire the remaining 21.4% upon the fulfilment of certain conditions as set out in the Agreement. Notwithstanding the conditions to be fulfilled by UPDC, in accordance with the Agreement, the Group shall hold all rights in respect of the 26% shareholding, and thus, UPDC is considered an associate of the Group. Commitments in relation to the investment in this associate are included in note 26. Pertaining to the terms and conditions of the acquisition, the Group has an option to increase its shareholding to 27.5% at commercial operation.

EXTRACTS OF FINANCIAL STATEMENTS OF ETSA UTILITIES PARTNERSHIP

Consolidated Profit and Loss Account

For the year ended 31st December 2002

	2002		2001	
	A$ million	HK$ million Eqv.	A$ million	HK$ million Eqv.
Turnover	**656**	**2,791**	605	2,431
Operations and services expenses	**(252)**	**(1,074)**	(216)	(869)
Operating profit before interest, taxation, depreciation and amortization	**404**	**1,717**	389	1,562
Depreciation and amortization	**(129)**	**(546)**	(128)	(512)
Profit before interest and taxation	**275**	**1,171**	261	1,050

Consolidated Balance Sheet

As at 31st December 2002

	2002		2001	
	A$ million	HK$ million Eqv.	A$ million	HK$ million Eqv.
Non-current assets	**3,519**	**15,546**	3,382	13,558
Current assets	**192**	**847**	195	784
Current liabilities	**(175)**	**(774)**	(150)	(600)
	3,536	**15,619**	3,427	13,742
Share capital	**1**	**4**	1	4
Retained losses	**(73)**	**(321)**	(35)	(138)
	(72)	**(317)**	(34)	(134)
Non-current liabilities				
– subordinated loans	**1,270**	**5,610**	1,270	5,092
– other borrowings and payables	**2,338**	**10,326**	2,191	8,784
	3,536	**15,619**	3,427	13,742


ON

EXTRACTS OF FINANCIAL STATEMENTS OF CKI/HEI ELECTRICITY DISTRIBUTION HOLDINGS (AUSTRALIA) PTY LIMITED

Consolidated Profit and Loss Account

For the year ended 31st December 2002

	2002		2001	
	A$ million	HK$ million Eqv.	A$ million	HK$ million Eqv.
Turnover				
– Distribution activities	**634**	**2,703**	481	1,909
– Retail activities	–	–	325	1,290
– Profit on sale of Retail Division	–	–	175	688
Operations and services expenses				
– Distribution activities	**(213)**	**(908)**	(186)	(737)
– Retail activities	–	–	(300)	(1,190)
Operating profit before interest, taxation, depreciation and amortization				
– Distribution activities	**421**	**1,795**	295	1,172
– Retail activities	–	–	25	100
– Profit on sale of Retail Division	–	–	175	688
Depreciation and amortization	**(113)**	**(481)**	(89)	(355)
Profit before interest and taxation	**308**	**1,314**	406	1,605

Consolidated Balance Sheet

As at 31st December 2002

	2002		2001	
	A$ million	HK$ million Eqv.	A$ million	HK$ million Eqv.
Non-current assets	**4,176**	**18,450**	2,523	10,116
Current assets	**288**	**1,272**	120	480
Current liabilities	**(216)**	**(954)**	(130)	(523)
	4,248	**18,768**	2,513	10,073
Retained profits	**274**	**1,209**	214	856
Non-current liabilities				
– subordinated loans	**2,007**	**8,866**	810	3,247
– other borrowings and payables	**1,967**	**8,693**	1,489	5,970
	4,248	**18,768**	2,513	10,073

Notes:

(1) The financial statements for the year ended 31st December 2002 of CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited incorporated the results, assets and liabilities of Powercor for the year ended 31st December 2002 and CitiPower with effect from 30th August 2002.

(2) Certain comparative figures for the year ended 31st December 2001 have been reclassified to conform with the current year's presentation.

FIVE-YEAR GROUP PROFIT SUMMARY AND GROUP BALANCE SHEET

Five-Year Group Profit Summary

HK$ million	**2002**	2001	2000	1999	1998
Turnover	**11,605**	10,867	10,643	9,690	9,759
Operating profit	**7,677**	6,715	6,348	5,545	5,483
Share of results of associates	**163**	472	(2)	3	7
Profit before taxation	**7,840**	7,187	6,346	5,548	5,490
Taxation	**(1,001)**	(776)	(637)	(496)	(494)
Profit after taxation	**6,839**	6,411	5,709	5,052	4,996
Scheme of Control transfers	**(12)**	96	(174)	234	(29)
Profit attributable to shareholders	**6,827**	6,507	5,535	5,286	4,967

Five-Year Group Balance Sheet

HK$ million	**2002**	2001	2000	1999	1998
Fixed assets	**45,202**	43,955	41,592	39,661	37,645
Interest in associates	**7,982**	4,836	6,326	23	90
Other financial assets	**405**	393	891	84	168
Other non-current assets	**228**	–	–	–	–
Net current liabilities	**(2,226)**	(588)	(3,035)	(262)	(2,549)
Total assets less current liabilities	**51,591**	48,596	45,774	39,506	35,354
Non-current liabilities	**(14,291)**	(14,691)	(14,986)	(12,429)	(11,861)
Rate Reduction Reserve	**(10)**	(9)	(14)	(21)	(62)
Development Fund	**(139)**	(138)	(249)	(89)	(340)
Net assets	**37,151**	33,758	30,525	26,967	23,091
Share capital	**2,134**	2,134	2,134	2,085	2,020
Reserves	**35,017**	31,624	28,391	24,882	21,071
Capital and reserves	**37,151**	33,758	30,525	26,967	23,091


ON

TEN-YEAR SCHEME OF CONTROL STATEMENT

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong Government. This Scheme of Control was renewed with effect from 1st January 1994 with revision effective from 1st January 1999, and is effective until 31st December 2008.

The Scheme provides for HEC to earn a permitted return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC Agreement. Any difference between this permitted return and the SOC net revenue of HEC must be transferred to or (from) a development fund from or (to) the Profit and Loss Account of HEC. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition 8% of the average balance of the development fund is transferred from the Profit and Loss Account of HEC to a rate reduction reserve.

In accordance with the renewed Scheme of Control Agreement effective 1st January 1994, HEC is required to retain revenue reserves equal to a SOC tax adjustment at historical tax rates. These reserves shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2002**	2001	2000	1999	1998	1997	1996	1995	1994	1993
Sales of electricity	**11,522**	10,911	10,543	9,577	9,627	8,366	7,980	7,271	6,974	6,197
Less: Transfer to Fuel Clause Account	**(724)**	(740)	(801)	(745)	(623)	(479)	(449)	(458)	(512)	(402)
Other Scheme of Control revenue	**56**	59	54	64	62	66	86	60	61	51
Gross tariff revenue	**10,854**	10,230	9,796	8,896	9,066	7,953	7,617	6,873	6,523	5,846
Fuel costs	**(972)**	(917)	(823)	(842)	(973)	(1,036)	(1,034)	(965)	(878)	(892)
Operating costs	**(833)**	(848)	(845)	(798)	(755)	(742)	(711)	(899)	(813)	(804)
Interest	**(196)**	(359)	(590)	(648)	(778)	(436)	(424)	(241)	(282)	(240)
Depreciation	**(1,671)**	(1,572)	(1,448)	(1,348)	(1,382)	(1,152)	(1,070)	(845)	(817)	(943)
Net revenue before taxation	**7,182**	6,534	6,090	5,260	5,178	4,587	4,378	3,923	3,733	2,967
Scheme of Control taxation	**(1,134)**	(1,010)	(862)	(747)	(822)	(748)	(713)	(649)	(603)	(505)
Net revenue after taxation	**6,048**	5,524	5,228	4,513	4,356	3,839	3,665	3,274	3,130	2,462
Interest on borrowed capital	**329**	524	775	790	867	780	666	601	445	359
Interest on incremental customers' deposits	**–**	3	3	1	–	–	–	–	–	–
Scheme of Control net revenue	**6,377**	6,051	6,006	5,304	5,223	4,619	4,331	3,875	3,575	2,821
Transfer (to)/from Development Fund	**(1)**	111	(160)	251	(2)	218	82	6	(274)	27
Permitted return	**6,376**	6,162	5,846	5,555	5,221	4,837	4,413	3,881	3,301	2,848
Interest on borrowed capital	**(329)**	(524)	(775)	(790)	(867)	(780)	(666)	(601)	(445)	(359)
Interest on incremental customers' deposits	**–**	(3)	(3)	(1)	–	–	–	–	–	–
Transfer to rate reduction reserve	**(11)**	(15)	(14)	(17)	(27)	(36)	(48)	(51)	(40)	(31)
Net return	**6,036**	5,620	5,054	4,747	4,327	4,021	3,699	3,229	2,816	2,458

TEN-YEAR BALANCE SHEET

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Assets										
Non-Current Assets										
Fixed Assets	45,287	44,045	41,688	39,761	37,750	35,120	32,315	29,087	24,590	20,800
Employee Retirement Benefit Assets	212	–	–	–	–	–	–	–	–	–
	45,499	44,045	41,688	39,761	37,750	35,120	32,315	29,087	24,590	20,800
Current Assets										
Coal and fuel oil	120	138	100	142	135	143	188	152	148	147
Stores	292	301	299	309	291	280	275	265	225	196
Fuel Clause Account	1,235	1,216	981	262	186	–	–	–	–	–
Trade and other receivables	1,039	664	633	641	525	486	416	348	356	317
Bank balances	2	5	12	9	–	–	6	1	1	4
	2,688	2,324	2,025	1,363	1,137	909	885	766	730	664
Current Liabilities										
Bank loans and other borrowings	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)	(2,403)	(1,853)
Fuel Clause Account	–	–	–	–	–	(7)	(20)	(103)	(147)	(129)
Trade and other payables	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)	(1,544)	(1,300)
Taxation	(419)	(792)	(209)	(227)	(179)	(142)	(204)	(53)	(130)	(83)
	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)	(7,180)	(7,082)	(6,506)	(4,224)	(3,365)
Net Current Liabilities	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)	(6,271)	(6,197)	(5,740)	(3,494)	(2,701)
Total Assets Less Current Liabilities	37,260	35,775	35,420	33,038	31,223	28,849	26,118	23,347	21,096	18,099
Non-Current Liabilities										
Bank loans and other borrowings	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)	(3,776)	(2,677)
Deferred creditors	(972)	(1,184)	(1,362)	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)	(3,043)	(2,709)
Customers' deposits	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)	(1,084)	(1,016)	(958)	(892)	(814)
Employee Retirement Benefit Liabilities	(57)	–	–	–	–	–	–	–	–	–
	(9,674)	(10,522)	(12,243)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)	(7,711)	(6,200)
Rate Reduction Reserve *(Note 1)*	(10)	(9)	(14)	(21)	(62)	(92)	(93)	(80)	(64)	(105)
Development Fund *(Note 2)*	(139)	(138)	(249)	(89)	(340)	(338)	(556)	(638)	(644)	(370)
Net Assets	27,437	25,106	22,914	21,199	19,210	17,258	15,701	14,146	12,677	11,424
Capital and Reserves										
Share capital	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Note 3)*	5,536	2,460	2,201	1,975	1,724	1,390	1,066	730	311	–
Proposed dividend	1,903	4,311	3,917	3,945	3,518	3,036	2,828	2,409	2,102	2,074
	9,850	9,182	8,529	8,331	7,653	6,837	6,305	5,550	4,824	4,485
Loan capital	17,587	15,924	14,385	12,868	11,557	10,421	9,396	8,596	7,853	6,939
	27,437	25,106	22,914	21,199	19,210	17,258	15,701	14,146	12,677	11,424

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) These reserves included $2,629 million representing a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(4) Certain comparatives figures have been reclassified to conform with current year's presentation.


ON

TEN-YEAR OPERATING STATISTICS

The Hongkong Electric Company, Limited

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Units Sold (Millions of kWh)										
Commercial	**7,709**	7,456	7,141	6,875	6,781	6,401	6,148	5,782	5,688	5,271
Domestic	**2,443**	2,359	2,346	2,288	2,448	2,212	2,243	2,089	2,024	1,919
Industrial	**490**	496	505	490	464	466	482	509	545	561
Total (Millions of kWh) *(Note)*	**10,642**	10,311	9,992	9,653	9,693	9,079	8,873	8,380	8,257	7,751
Annual Increase (%)	**3.2**	3.2	3.5	(0.4)	6.8	2.3	5.9	1.5	6.5	7.4

(Note: 2002 included an one-off adjustment arising from a change in the recognition of electricity units sold during the year (see notes on the accounts 1(h)(iii)).)

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Average Net Tariff (Cents per kWh)										
Basic Tariff	**108.5**	105.7	105.7	99.4	99.4	92.2	89.9	86.8	84.5	80.0
Fuel Clause Rebate	**(7.1)**	(9.3)	(15.2)	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)	(6.0)	(5.0)
Rate Reduction Rebate	**(0.1)**	(0.2)	(0.2)	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)	(1.0)	(1.0)
Net Tariff (Cents per kWh)	**101.3**	96.2	90.3	90.3	90.3	86.4	83.5	80.4	77.5	74.0
Number of Customers (000's)	**544**	536	526	519	513	513	504	493	483	472
Installed Capacity (MW)										
Gas Turbines and Standby Units	**920**	805	805	805	805	805	805	805	805	805
Coal-Fired Units	**2,500**	2,500	2,500	2,500	2,500	2,500	2,150	2,150	1,800	1,800
Total (MW)	**3,420**	3,305	3,305	3,305	3,305	3,305	2,955	2,955	2,605	2,605
System Maximum Demand (MW)	**2,436**	2,516	2,417	2,343	2,316	2,205	2,118	2,006	2,021	1,890
Annual Increase (%)	**(3.2)**	4.1	3.2	1.2	5.0	4.1	5.6	(0.7)	6.9	3.9
Annual Load Factor (%)	**55.2**	53.0	53.5	53.4	54.2	53.5	54.3	54.2	53.0	53.1
Thermal Efficiency (%)	**35.4**	35.5	35.6	35.8	35.9	35.8	35.8	35.3	35.7	36.0
Coal-Fired Plant Availability (%)	**88.2**	87.9	84.3	87.1	89.2	91.0	90.8	91.9	93.7	93.1
Number of Switching Stations	**22**	20	20	20	18	18	17	17	16	16
Number of Zone Substations	**26**	25	25	25	23	23	22	22	22	21
Number of Consumer Substations	**3,487**	3,444	3,391	3,309	3,230	3,172	3,101	3,021	2,954	2,899
Number of Employees	**2,168**	2,277	2,325	2,403	2,490	2,542	2,625	2,700	2,713	2,706
Capital Expenditure ($ Million)	**3,145**	4,133	3,549	3,622	4,248	4,107	4,424	5,459	4,668	3,486

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 15th May 2003 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2002.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent. of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the number of shares of the Company in issue at the date of this resolution; and


ON

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 6th March 2003

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 8th May 2003 to Thursday, 15th May 2003, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 7th May 2003.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefits of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to the members together with the annual report.

CORPORATE INFORMATION

Chairman	George C. Magnus
Deputy Chairman	Canning Fok Kin-ning
Group Managing Director	Tso Kai-sum
Executive Directors	Andrew J. Hunter Kam Hing-lam Francis Lee Lan-yee Victor Li Tzar-kuoi Frank J. Sixt
Directors	Ronald J. Arculli Susan M.F. Chow Holger Kluge Ralph Raymond Shea Wong Chung-hin Ewan Yee Lup-yuen
Company Secretary	Lillian Wong
Registered Office	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone: 28433111 Fax: 25371013 E-mail: mail@hec.com.hk Website: www.hec.com.hk
Bankers	The Hongkong and Shanghai Banking Corporation Limited
Solicitors	Johnson Stokes & Master
Auditors	KPMG
Registrars	Computershare Hong Kong Investor Services Limited 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
ADR Depositary	Citibank, N.A. American Depositary Receipts Services 111 Wall Street, New York, N.Y. 10043, U.S.A.

FINANCIAL CALENDAR

Half-year results	announced 8th August 2002
Full-year results	announced 6th March 2003
Annual Report	posted to shareholders on or before 10th April 2003
Share register closed	8th May 2003 to 15th May 2003
Annual General Meeting	to be held 15th May 2003
Dividends per share	
Interim : $0.58	paid 27th September 2002
Final : $1.13	payable 16th May 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


HONGKONG ELECTRIC GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Directors:
GEORGE C. MAGNUS *(Chairman)*
CANNING FOK KIN-NING *(Deputy Chairman)*
TSO KAI-SUM *(Group Managing Director)*
* RONALD JOSEPH ARCULLI
SUSAN M.F. CHOW
ANDREW J. HUNTER
KAM HING-LAM
* HOLGER KLUGE
FRANCIS LEE LAN-YEE
VICTOR LI TZAR-KUOI
* RALPH RAYMOND SHEA
FRANK J. SIXT
* WONG CHUNG-HIN
EWAN YEE LUP-YUEN

* *Independent Non-Executive Director*

Registered Office:
44 Kennedy Road
Hong Kong

03 APR 21 AM 7:21

10th April 2003

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions on the general mandates to issue shares and repurchase shares which will be proposed at the Annual General Meeting of the Company convened for 15th May 2003.

SHARE BUYBACK AND SHARE ISSUE GENERAL MANDATES

On 9th May 2002 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting granting the Directors a general mandate to repurchase shares representing not more than 10 per cent. of the share capital of the Company in issue at the date of passing the resolution (the "Buyback Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in the Appendix to this document.

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

ANNUAL GENERAL MEETING

The ordinary resolutions are set out in full in the Notice of Annual General Meeting included in the Annual Report. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it to the registered office of the Company at the address stated above in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the Notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
GEORGE C. MAGNUS
CHAIRMAN

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 4th April 2003 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2004, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December 2002) in the event that the Buyback Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Highest	**Lowest**
	HK$	*HK$*
April 2002	30.60	29.10
May 2002	30.40	29.30
June 2002	30.30	28.75
July 2002	30.30	28.70
August 2002	31.20	29.00
September 2002	33.20	30.20
October 2002	33.40	30.60
November 2002	32.40	30.20
December 2002	31.00	29.00
January 2003	30.60	29.10
February 2003	29.80	28.85
March 2003	31.60	29.55

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Buyback Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Buyback Mandate is approved and exercised.

As at 4th April 2003 (the latest practicable date prior to the printing of this document), Cheung Kong Infrastructure Holdings Ltd. ("CKI") and its subsidiary Hyford Ltd. held through certain subsidiaries of Hyford Ltd. (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI, Hutchison Whampoa Ltd. and its subsidiaries. Hutchison International Ltd. and Hutchison Infrastructure Holdings Ltd., Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Holdings Limited and Messrs. Li Ka-Shing, Victor Li Tzar-kuoi and Richard Li Tzar-kai (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Buyback Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase may give rise to an obligation to make a mandatory offer under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Design and production: Citigate Lloyd Northover



Hongkong Electric Holdings Limited

Hongkong Electric Centre
44 Kennedy Road, Hong Kong
Telephone: 28433111
Facsimile: 25371013
Website: www.hec.com.hk